FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        Dated November 12, 2002_


                                 VODAFONE GROUP
                            PUBLIC LIMITED COMPANY
              (Exact name of registrant as specified in its charter)

   THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
                        (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..x... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO.1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQENTLY FILED OR FURNISHED.


This Report on Form 6-K contains press releases issued by Vodafone Group Plc on 12 November 2002 entitled Interim Results




VODAFONE GROUP PLC

INTERIM RESULTS FOR THE
SIX MONTHS TO 30 SEPTEMBER 2002

PART 1


                                                       Embargo:
VODAFONE GROUP PLC                                     Not for
                                                       publication
INTERIM RESULTS FOR THE                                before 07:00
SIX MONTHS TO 30 SEPTEMBER 2002                        hours
                                                       12 November
                                                       2002

Excellent first half operating performance

Expectations exceeded on key growth indicators

#2.9 billion free cash flow generated

* Turnover increased 67% to #14,898 million, benefiting from the inclusion of results from the Group's Japanese operations, with data revenues increasing by 112% to #1,701 million. Proportionate turnover increased 15% to #16,517 million.

* Increase of over 12% in proportionate registered customer base since 30 September 2001 to 107.5 million.

* Profit on ordinary activities before taxation, before goodwill amortisation of #6,837 million and net exceptional non-operating income of #267 million, increased by 41% to #4,250 million.

* Earnings per ordinary share, before goodwill amortisation and exceptional items, increased by 31% to 3.28 pence.

* Loss for the financial period improved by #5,399 million to #4,336 million.

* Dividend increase doubled to 10%.

* Group EBITDA, before exceptional items, increased by 68% to
#5,566  million.   Proportionate EBITDA, before  exceptional
items, increased by 30% to #6,203 million.

* Free cash flow of #2,878 million, after investing #2,705 million on tangible capital expenditure. Net debt reduced to #10,697 million.


Sir Christopher Gent, Chief Executive of Vodafone Group Plc, commented:

"The results show Vodafone has exceeded market expectations on
key   growth  indicators  with  good  turnover  growth   and
excellent improvements in margins leading to very strong free cash flow generation. We are making the transition to the new growth environment enabled by our new data services,
with  a  better  financial performance  than  expected.   We
expect   to  achieve  good  year  on  year  growth  on   key
performance parameters and are very confident in the future prospects for our business."

Julian Horn-Smith, Group Chief Operating Officer, commented:

"We have delivered an excellent first half operating performance
reflecting  the fundamental strength of the  business.   The
improvements in ARPU, margins and cash flows demonstrate our focus on growing a high quality customer base, promoting new and  existing  services  and driving operational  efficiency
throughout   the  Group.   Our  new  customer  propositions,
together with our strong brand, create a compelling platform on which to achieve our future growth objectives."



GROUP FINANCIAL HIGHLIGHTS
Statutory                                 Six months to
                                           30 September
                                        2002         2001   Increase
                                          #m           #m          %


Turnover                              14,898        8,906         67

Group EBITDA (notes 1 and 2)           5,566        3,318         68

Total Group operating
profit/(loss)
- before goodwill amortisation
and                                    4,640        3,392         37
  exceptional items
- after goodwill amortisation and
  exceptional items (note 3)         (2,197)      (7,820)          -

Profit/(loss) on ordinary
  Activities before taxation
- before goodwill amortisation
    and exceptional items              4,250        3,011         41
- after goodwill amortisation and
  exceptional items (note 3)         (2,320)      (8,449)          -

Profit/(loss) for the financial
period
- before goodwill amortisation
    and exceptional items              2,234        1,702         31
- after goodwill amortisation and
  exceptional items (note 3)         (4,336)      (9,735)          -




Proportionate (note 4)                             Proportionate EBITDA
                           Proportionate turnover     (Notes 1 and 2)
                              Six months to 30       Six months to 30
                                 September               September
                             2002    2001    Inc/    2002   2001     Inc
                                            (dec)
Mobile telecommunications      #m      #m       %      #m     #m       %
Northern Europe             3,565   3,133      14   1,379  1,028      34
Central Europe              2,585   2,343      10   1,174  1,026      14
Southern Europe             3,009   2,408      25   1,313  1,049      25
Americas                    2,907   2,839       2   1,010  1,000       1
Asia Pacific                3,155   2,517      25   1,042    567      84
Middle East and Africa        238     252     (6)     109    108       1
                            -----   -----           -----  -----
                           15,459  13,492      15   6,027  4,778      26
Other operations
Europe                        380     381       -     (2)   (32)       -
Asia Pacific                  678     453      50     178     31     474
                            -----   -----           -----  -----
                           16,517  14,326      15   6,203  4,777      30
                            =====   =====           =====  =====
Organic growth at
  constant exchange rates                       8                     24




Per share information                      Six months to
                                           30 September
                                          2002         2001   Increase
                                                                     %

Basic earnings/(loss) per share
- before goodwill amortisation and
  exceptional items                      3.28p        2.51p         31
- after goodwill amortisation and
  exceptional items (note 3)           (6.36)p     (14.36)p          -

Dividend per share                     0.7946p      0.7224p         10

Operating cash flow per share            8.33p        5.37p         55

Notes

1.   Before exceptional items.
2. Group EBITDA and proportionate EBITDA are not recognised measures under UK GAAP. Further details are given in Notes 7 and 10, respectively.
3.    Goodwill amortisation charge of #6,837m, compared with
#6,697m  for  the  six  months  ended  30  September   2001.
Exceptional  items  for  the  current  period  comprise  net
exceptional  non-operating income of  #267m.   For  the  six
months  ended  30 September 2001, exceptional operating  and
non-operating   charges   totalled   #4,515m   and    #248m,
respectively. Further details are given in Notes 3 and 4.
4. Proportionate information is calculated on the basis described in Note 1 - Basis of preparation - below.



GROUP OPERATING HIGHLIGHTS

Operational performance

* Real improvement in ARPU in some of our key markets, driven by increased voice and data usage and improved customer mix and activity levels. Active customers represent 94% of the total registered proportionate customer base, compared with 92% at 31 March 2002 and 90% at 30 September 2001.

* Non-voice service revenues up in the Group's controlled mobile businesses to 13.2% of total service revenues for the twelve month period to 30 September 2002, compared with 11.1% for the year ended 31 March 2002. In Japan, data revenues exceeded 20% of service revenues during August and September.

* The Group's mobile business proportionate EBITDA margin improved by 3.6 percentage points to 39.0%. Mobile EBITDA margin in Japan increased from 20.5% to 32.0%.

* Organic net customer additions of over 9.4 million in the twelve month period ended 30 September 2002. Worldwide customer base of 107.5 million proportionate registered customers at 30 September 2002, representing growth of 12.5% since 30 September 2001. Venture registered customer base over 273 million.

* Free cash flow of #2,878 million, exceeding the amount generated for the whole of the previous financial year.
Operating cash flow increased 56% over the comparable period to #5,676 million.

* Tangible capital expenditure of #2,705 million. The Group expects this number to increase to over #5,500 million for the full year, 8% below previous forecast of #6,000 million.

Commercial initiatives

* European launch of Vodafone live!, Vodafone's consumer service, which provides colour mobile services through a Vodafone-branded easy to use menu on integrated camera-phones. Vodafone customers can now access picture messaging, downloadable games and ringtones and all the latest entertainment and information.

*  Imminent  launch  of  the first product  from  Vodafone's business proposition, Vodafone Mobile Office, called "Vodafone Remote Access", which will offer a pan-European Vodafone-branded solution for secure remote connection of laptops to a corporate network using a Vodafone-enabled GPRS data card and customised software.

* Launch of new services, including prepaid top-ups, allowing
customers  to  top-up  their  prepaid  mobile  phones   when
travelling abroad and Eurocall Platinum, building on the success of Vodafone's single rate European price plan, Eurocall. Eurocall Platinum is aimed at high-usage business
travellers  in  Europe.   Launch of  GPRS  roaming  enabling
seamless access to Vodafone live! and Vodafone Remote Access across Vodafone and Vodafone's partner networks.

* Success of brand rollout programme and advertising campaigns has created increased brand recognition and awareness,
supporting   the   rollout  of  Vodafone-branded   services,
increasing usage and customer loyalty and attracting other mobile operators through the Partner Network programme.

Transactions

* Agreement reached with BT and SBC to purchase their respective 26% and 15% interests in the French telecommunications operator Cegetel, the controlling shareholder of the French mobile operator SFR, for an aggregate cash consideration of Eur 6.3 billion. Both acquisitions are subject to pre-emption rights held by Vivendi. Non-binding cash offer of Eur 6.8 billion made to Vivendi for its 44% interest in Cegetel rejected by the Board of Vivendi on 29 October 2002, with the offer subsequently lapsing. Same offer renewed to last for the duration of the twenty-day pre-emption period ending on 10 December 2002. Until such time as the offer is formally accepted by Vivendi, the Group reserves the right to withdraw its offer at any time.

*  Acquisition of additional minority stakes in the  Group's
subsidiaries   in  Germany,  Spain,  Sweden,  Portugal   and
Australia, for a total cash consideration of #899 million.

* Further investment of USD 750 million in China Mobile, increasing interest to approximately 3.27%.

* Acquisition of remaining 50% stake in Vizzavi for Eur 143 million.

* Disposal of remaining stake in Arcor's Telematik business and stake in Bergemann GmbH, through which the Group held an effective 8.2% stake in Ruhrgas AG, realising cash proceeds of approximately Eur 1 billion.


BUSINESS REVIEW

The Group has continued to perform strongly in the period as it has continued to focus on revenue growth and margin
improvement.    The  emphasis  has  been   on   attracting,
servicing and retaining high value customers and the provision of new products and services.

Statutory turnover

The Group's statutory turnover increased by #5,992m to #14,898m for the six months ended 30 September 2002 from #8,906m for the six months ended 30 September 2001. Growth in turnover from existing operations was #1,244m, representing an
increase   of  14%,  and  growth  in  respect  of  acquired
businesses   was   #4,748m,  comprising  J-Phone   Vodafone
(#3,731m) and Japan Telecom (#1,017m), both of which became subsidiaries and therefore were consolidated in the second half of the 2002 financial year.

Turnover increased as a result of the increased average customer base and improved levels of usage, although this was partly offset by reductions in call termination rates in certain of the Group's markets. Compared with the twelve month period ended 31 March 2002, ARPU for the twelve months ended 30 September 2002 improved in Germany and the UK as a result of a combination of these factors together with increased levels of customer base activity resulting from
expected  disconnections from the  customer  base.   Mobile
data   revenues  also  increased  and  made  a  significant
contribution   to   overall  turnover   growth   and   ARPU
improvements and, at #1,701m, data accounted for  13.2%  of
service   revenues   in  the  Group's   controlled   mobile
subsidiaries for the twelve months ended 30 September 2002,
compared  with  11.1%  for the 2002  financial  year.   SMS
revenues  continue to represent the principal component  of
data revenues and the increase reflects both increases in usage per customer and penetration of the service into the customer base. In addition, Japan has continued to develop its data and content service offerings, contributing to an increase in data revenues which, for the last two months,
represented  over 20% of service revenues.   The  Group  is
expecting  to  further  grow  non-voice  service   revenues
through its Vodafone live! and Vodafone Mobile Office service offerings, which are described in more detail under "Strategic Developments, Products and Services", below.

Expenses

Consolidated cost of sales increased from #4,916m for the six
months   ended  30  September  2001  to  #8,574m  and   now
represents 58% of turnover, compared with 55% for the six months ended 30 September 2001. The Group's equipment costs and cost of providing financial incentives to service providers and dealers for acquiring and retaining customers reduced to 12.4% compared with 14.6% of turnover for the comparative six-month period. This excludes the effects of the first time inclusion of J-Phone Vodafone where costs to
connect  and  retain  customers,  although  reducing,   are
significantly higher than in the Group's other markets. This decrease reflects the continued focus on gaining and retaining high-value customers in the most cost-efficient
manner.    Inclusive of J-Phone Vodafone,  equipment  costs
and financial incentives amounted to 19.0% of turnover.

Sales and administration costs, excluding goodwill amortisation and exceptional items, increased from #1,744m to #2,720m, the increase being attributable almost entirely to the first time inclusion of J-Phone Vodafone and Japan Telecom. These costs represented 18.3% of turnover for the six months ended 30 September 2002 compared with 19.6% for the comparable six months, demonstrating the Group's ongoing focus on cost control and the realisation of synergies.

Depreciation increased by #839m to #1,892m, primarily as a result of the consolidation of the results of J-Phone Vodafone and
Japan  Telecom.  Excluding the effects of J-Phone  Vodafone
and   Japan   Telecom,  the  Group's  depreciation   charge
increased 12% over the comparable period.

Operating results

The total Group operating profit for the period, before exceptional items and goodwill amortisation, increased by 37% from #3,392m to #4,640m, including an increase of #620m in respect of J-Phone Vodafone and Japan Telecom, which both became subsidiaries of the Group in October 2001.

After goodwill amortisation and exceptional items, the total Group operating loss improved from a loss of #7,820m in the six months ended 30 September 2001 to a loss of #2,197m for the six months ended 30 September 2002 as the increased goodwill amortisation charge of #140m was more than offset by a #4,515m reduction in exceptional operating items and the #1,248m improvement in operating profit.

Proportionate results

Proportionate turnover increased 15% to #16,517m as a result of strong organic growth together with the effect of increased stakes in certain of the Group's existing businesses,
principally  Japan Telecom and J-Phone  Vodafone.   In  the
mobile businesses, proportionate turnover also grew by  15%
to #15,459m, including 10% organic growth in service revenues.

The Group's proportionate EBITDA margin in the mobile businesses increased from 35.4% in the comparable period to 39.0% in the six months ended 30 September 2002, with all the Group's main markets reporting increased EBITDA margins. Greater control over customer acquisition and retention costs accounted for 1.5 of the 3.6 percentage point increase in the Group's mobile EBITDA margin during the period, with the remainder of the margin improvement arising  from  ongoing cost control and the realisation  of
synergies.   In Japan, proportionate mobile EBITDA  margins
have been improved from 20.5% to 32.0%, as a result of lower customer acquisition and retention costs and the
continuing  benefits  generated  through  the   merger   of
regional operating companies into a single structure. This increase was also achieved against a backdrop of continued strong demand for camera-enabled handsets and increased competition.

A regional review of the Group's principal business, the supply of
mobile   telecommunications  services  and   products,   is
presented below.  A review of the Group's other operations,
which  primarily  comprise  fixed  line  telecommunications
businesses,  an  update on progress made with  the  Group's
data  products and services initiatives, including Vodafone
live!  and  Vodafone Mobile Office, further information  on
the  Group's  financial performance and a  summary  of  the
outlook  for  the financial years ended 31 March  2003  and
2004  can be found below.  The appendices to these  results
also   contain  information  on  certain  key   performance
indicators  for  the  quarter  and  six  months  ended   30
September   2002,  including  details  of  the   registered
customer base, ARPU and non-voice service revenue data.

Mobile Telecommunications

The Group's mobile businesses were the principal drivers of growth in the period and continue to demonstrate the Group's operational  strength, with turnover and operating  profit,
before   goodwill   amortisation  and  exceptional   items,
increasing  by  59%  and  30%  to  #13,440m  and   #4,675m,
respectively.  The Group continued to expand  its  customer
base  in the period, adding a further 6.4 million customers
to  its  proportionate  registered  customer  base.  At  30
September  2002  the Group had 107.5 million  proportionate
registered  customers  and a total venture  base  of  273.2
million, compared with 101.1 million and 229.2 million, respectively, at 31 March 2002.

Northern Europe

Financial highlights                            Six months to
                                                 30 September
                                                2002     2001    Increase
                                                  #m       #m          %

Statutory turnover       - United Kingdom      2,000    1,805          11
                         - Other Northern
                           Europe                981      777          26
                                              ------   ------
                                               2,981    2,582          15
                                              ------   ------

Statutory total Group    - United Kingdom        541      394          37
operating profit         - Other Northern
(note 1)                   Europe                535      355          51
                                              ------   ------
                                               1,076      749          44
                                              ------   ------

Proportionate turnover   - United Kingdom      2,000    1,805          11
                         - Other Northern
                           Europe              1,565    1,328          18
                                              ------   ------
                                               3,565    3,133          14
                                              ------   ------

Proportionate EBITDA     - United Kingdom        739      565          31
(before exceptional      - Other Northern
items)                     Europe                640      463          38
                                              ------   ------
                                               1,379    1,028          34
                                              ------   ------

Proportionate EBITDA     - United Kingdom      37.0%    31.3%
margin                   - Other Northern
                           Europe              40.9%    34.9%

Key performance indicators
(United Kingdom only)

ARPU (note 2)                                   #282     #276

Churn (note 2)                                 29.7%    27.0%

Cost to connect                                  #63      #78


(1) before goodwill amortisation and exceptional items

(2) ARPU and churn information represents the twelve month periods ended 30 September 2002 and 31 March 2002, respectively

United Kingdom

Vodafone UK reported strong profit growth as it continued to realise benefits from the acquisition and retention of high
value   customers  and  the  continuing   focus   on   cost
efficiencies. This is reflected in a 37% increase in total Group operating profit, before goodwill and exceptional items, achieved on an 11% increase in statutory turnover. Operating efficiency initiatives, including the benefits of last year's restructuring, have contributed strongly to a
5.7 percentage point increase in EBITDA margin.

The trend of declining ARPU in the market place was reversed with blended ARPU for the twelve months to 30 September 2002 increasing to #282 compared to #276 for the twelve months ended  31  March  2002. Improved customer  activity  levels
contributed   to   this  increase  with  active   customers
increasing from 89% of the base at 31 March 2002 to 93% at 30 September 2002. In addition, Vodafone UK's share of outgoing mobile service revenue in Oftel's quarterly review stands at 33.9%, representing a lead of 6.7% over the second placed UK network.

In the twelve months ended 30 September 2002, data revenue as a percentage of service revenue has increased to 13.2% compared to 11.8% for the year ended 31 March 2002 and 8.9% for the twelve months ended 30 September 2001. This is primarily due to continued increases in SMS penetration and usage in both the contract and prepaid base, as customers take advantage of the full range of products and services available.

Contract ARPU has fallen from #555 to #536 due to the continued migration of higher value prepaid customers onto contract tariffs. Notwithstanding this migration, Vodafone UK has seen an increase in prepaid ARPU to #121 as opposed to #118 for the twelve months to 31 March 2002 as inactive customers were disconnected.

As at 30 September 2002, Vodafone UK had 12,957,000 registered customers, of whom 5,264,000 were contract customers. The contract base now makes up 41% of the total base, which represents an improvement of three percentage points since
31 March 2002. Vodafone UK's contract base now exceeds that of its nearest competitor by 26%. The period saw the proportion of active prepaid customers increase from 84% of the prepaid base at 31 March 2002 to 90% at 30 September 2002.

Blended churn for the twelve months to 30 September 2002 increased when compared to the twelve months to 31 March 2002 as a result  of increased disconnections of the inactive prepaid
base.   Contract churn has fallen from 26.1% to  23.5%  for
the twelve months to 30 September 2002, whilst prepaid churn has risen to 33.5%.

Whilst continuing to invest in the connection of higher value customers, the UK business maintained a stable contract cost to connect of #121, compared with #119 for the six
months  ended  30  September 2001.   The  average  cost  to
connect for prepaid customers fell from #32 to #10, improving the profitability of this market segment further.

Other Northern Europe

The Group successfully completed the rollout of its rebranding programme across its other interests within Northern Europe as Europolitan Vodafone migrated to the single Vodafone brand in April 2002. Vodafone brand awareness was further strengthened across the region with the launch of the 'How are you?' campaigns in The Netherlands, Sweden and Ireland.

The Group's other interests within Northern Europe reported strong financial performance. Statutory turnover increased by 26%
over the period partly as a result of the enlarged customer
base  and increased voice and data revenues. Voice revenues
increased  in  all Other Northern Europe  markets,  with  a
particularly   strong   increase   reported   in   Vodafone
Netherlands,  where  blended ARPU increased  by  7%.   Data
revenues  also  grew  across the region including  Vodafone
Ireland where data and SMS revenues for the twelve months ended 30 September 2002 represented 17% of total service revenues.

The proportionate registered customer base increased by 264,000 to 10,084,000 and was driven by continued growth by SFR in the relatively under-penetrated French market and increased consumer sales in Sweden, including the successful launch of its new Vodafone-branded prepaid product. Vodafone
Ireland also consolidated its position as the largest mobile operator in Ireland with a 57% market share.

In July 2002, Vodafone Ireland was awarded one of four twenty-year UMTS licences for a total cost of Eur 114m.

Central Europe

Financial highlights                            Six months to
                                                 30 September
                                                2002     2001    Increase
                                                  #m       #m          %

Statutory turnover       - Germany             2,251    2,067           9
                         - Other Central
                           Europe                 57       23         148
                                              ------   ------
                                               2,308    2,090          10
                                              ------   ------

Statutory total Group    - Germany               775      707          10
operating profit (note   - Other Central
1)                         Europe                 97       75          29
                                              ------   ------
                                                 872      782          12
                                              ------   ------

Proportionate turnover   - Germany             2,246    2,057           9
                         - Other Central
                           Europe                339      286          19
                                              ------   ------
                                               2,585    2,343          10
                                              ------   ------

Proportionate EBITDA     - Germany             1,038      931          11
(before exceptional      - Other Central
items)                     Europe                136       95          43
                                              ------   ------
                                               1,174    1,026          14
                                              ------   ------

Proportionate EBITDA     - Germany             46.2%    45.3%
margin                   - Other Central
                           Europe              40.1%    33.2%

Key performance
indicators
(Germany only)

ARPU (note 2)                                Eur 308  Eur 298

Churn (note 2)                                 25.6%    23.5%

Cost to connect                               Eur 73  Eur 110

(1)   before goodwill amortisation and exceptional items

(2) ARPU and churn information represents the twelve month periods ended 30 September 2002 and 31 March 2002, respectively


Germany

The robust operating results for Vodafone Germany, which were
achieved   against   a   backdrop  of  difficult   economic
conditions, reflect the benefits arising from its customer base management programme, which has seen the continued removal, during the first quarter, of inactive prepaid customers from the customer base, an increase in the contract base and the launch of further innovative products and services.

Statutory turnover increased as a result of higher levels of voice usage and improved data and messaging revenues, which now represent  15.4%  of service revenues, with  data  revenues
benefiting  from continued strong SMS usage  and  increased
mobile   internet  activity.   The  launch  of   Multimedia
Messaging Services, "MMS", in April 2002, the first such launch in Germany, and other services such as premium SMS and GPRS roaming also contributed to the improved data revenue performance. Equipment revenues were lower as a result of increased levels of SIM-only connections.

The downward trend in customer numbers was reversed in the period, despite the continued removal of inactive prepaid customers from  the  customer base, as Vodafone Germany was  able  to
increase  the  number of contract customers in  the  twelve
month period to 30 September 2002, increasing the share  of
contract  customers in its base from 40%  at  30  September
2001   to   45%.    Vodafone  Germany  introduced   further
initiatives  aimed at improving the customer mix  including
the  launch  of  a  customer loyalty  programme,  "Vodafone
Stars",  and  the signing of a co-operation agreement  with
Lufthansa,  to  strengthen  customer  loyalty  within   the
business segment and to better address the requirements  of
high   value  roaming  customers.   As  a  result,  Germany
increased the proportion of its customer base that is active to 92% at 30 September 2002, compared with 91% at 31
March 2002.

The improved mix in the customer base has contributed to the improved blended ARPU performance, with prepaid ARPU for the twelve months to 30 September 2002 increasing to Eur 121 from Eur 110 for the twelve months to 31 March 2002. Contract ARPU reduced to Eur 542, compared with Eur 559 for
the  twelve months to 31 March 2002.   The increase in  the
blended churn rate can be attributed to a slightly reduced contract churn rate, which decreased from 18.3% to 16.3%, offset by the prepaid churn rate which increased from 27.1% to 32.5% as a result of the removal of inactive customers from the prepaid customer base.

Operating profit benefited from improved equipment margins as a result of lower handset subsidies, with prepaid cost to connect reducing to Eur 19 and contract cost to connect reducing to Eur 129, benefiting from an increased share of SIM-only connections. Further increases in the EBITDA margin were also made as a result of improved operational efficiency.

Other Central Europe

The Group's other interests within Central Europe reported improved financial performance, reflecting both continued growth in the mobile markets represented and improved operational efficiency.

In the six month period from 31 March 2002, the proportionate registered customer base increased by 14%, with Vodafone
Hungary  increasing its customer base by 27%.   In  Poland,
penetration levels improved from 28% to over 32% in the period, with Polkomtel increasing its customer base by 13%. The Polish market was particularly competitive during the period as the third largest operator chased market share ahead of customer profitability. However, Polkomtel's ARPU remains the highest in Poland.

Voice and data revenues in Hungary grew significantly over the comparable period as a result of a 27% increase in its customer base and were also boosted by improved roaming revenues and the launch of prepaid roaming top-ups.

The increase in proportionate turnover includes the effect of an 18.2% stake increase in Vodafone Hungary and a 7% increase in turnover in Polkomtel. Voice and data revenues increased in Swisscom Mobile although the increase was partly offset by a decline in national roaming turnover and reduced revenue from handset sales.

EBITDA margins improved in all of the businesses within Other
Central Europe.





Vodafone Group Plc
Interim Results
For six months ended 30 September 2002

PART 2


Southern Europe

Financial highlights                            Six months to
                                                 30 September
                                                2002     2001    Increase
                                                  #m       #m           %

Statutory turnover       - Italy               2,086    1,739          20
(note 1)
                         - Other Southern
                           Europe              1,791    1,489          20
                                              ------   ------
                                               3,877    3,228          20
                                              ------   ------

Statutory total Group    - Italy                 777      676          15
operating profit         - Other Southern
(note 2)                   Europe                484      390          24
                                              ------   ------
                                               1,261    1,066          18
                                              ------   ------

Proportionate turnover   - Italy               1,598    1,328          20
(note 1)
                         - Other Southern
                           Europe              1,411    1,080          31
                                              ------   ------
                                               3,009    2,408          25
                                              ------   ------

Proportionate EBITDA     - Italy                 789      655          20
(before exceptional      - Other Southern
items)                     Europe                524      394          33
                                              ------   ------
                                               1,313    1,049          25
                                              ------   ------

Proportionate EBITDA     - Italy               49.4%    49.3%
margin (note 2)          - Other Southern
                           Europe              37.1%    36.5%

Key performance indicators
(Italy only)

ARPU (note 3)                                Eur 345  Eur 345

Churn (note 3)                                 18.5%    19.0%

Cost to connect                               Eur 26   Eur 38


(1) comparatives have not been restated for the effect of a change in the accounting for distributor discounts on prepaid top-up cards

(2)   before goodwill amortisation and exceptional items

(3)   ARPU and churn information represents the twelve month
periods   ended  30  September  2002  and  31  March   2002,
respectively


Italy

The results for Vodafone Omnitel demonstrate continuing strong
operational    performance,    with    Vodafone     Omnitel
consolidating its position as the second largest operator in the 90% penetrated Italian mobile market.

Statutory turnover increased by 20% which was mainly attributable to an 18% increase in service revenues driven by higher usage levels, increased average customer base and improved margins on prepaid top-ups, which more than offset Vodafone Omnitel's decision to reduce termination rates during the
period  and  lower revenues from national  roaming.   After
adjusting   2001  results  onto  a  comparable  basis   for
distributor discounts on prepaid top-up cards, statutory turnover and service revenues increased by 15% and 14%, respectively. Service revenue growth was also boosted by data revenues, which increased by 50% compared with the six
month period ended 30 September 2001 and for the month of September 2002 represented 10.4% of service revenues, with almost 53% of customers using data products. This increase
was   primarily  due  to  higher  SMS  revenues  reflecting
successful  promotional activities.  Proportionate  EBITDA,
before   goodwill   amortisation  and  exceptional   items,
increased  by  20%. The proportionate EBITDA margin,  after
adjusting   2001  results  onto  a  comparable  basis   for
distributor discounts on prepaid top-up cards, increased from 47.3% to 49.4%.

Prepaid ARPU remained stable at Eur 296 for the twelve months to 30 September 2002 compared to Eur 297 for the 12 months to
31  March  2002.   Contract  ARPU benefited  from  Vodafone
Omnitel's targeted acquisition and retention policy and increased from Eur 769 in the year ended 31 March 2002 to Eur 794 for the twelve months ended 30 September 2002. Total average cost to connect reduced to Eur 26 as a result of Vodafone Omnitel's commercial policies.

Since 31 March 2002, Vodafone Omnitel's registered customer base increased over 3% and, at 30 September 2002, stood at 18,316,000, 91% of whom were connected to prepaid tariffs and only 6% of whom were considered inactive. On 7 October 2002, the number of competitors in the Italian market reduced to three following the split-up and sale of Blu's assets, part of which have been acquired by Vodafone Omnitel.

Competition was further intensified following the introduction of mobile number portability and as other operators sought to emulate the success of Vodafone Omnitel's Omnione loyalty programme by developing their own commercial offers and
incentives aimed at sustaining customer loyalty.   In  this
environment, Vodafone Omnitel was able to slightly reduce its churn rate and make net customer gains. Furthermore, in the most recent customer satisfaction survey carried out in the period, Vodafone Omnitel confirmed its leadership over competitors.

During the period, Vodafone Omnitel increased its focus on providing innovative value added services to its customer base, introducing MMS services, which were successfully launched in June 2002 making Vodafone Omnitel the first to do so commercially in Italy, GPRS roaming and international prepaid top-up facilities.

In other developments, the Italian Government agreed to extend the duration of 2G and 3G licences from fifteen to twenty years.

Other Southern Europe

The Group's other interests within Southern Europe continued to achieve strong results.

The increase in statutory turnover over the period was principally driven by a combination of an increased customer base and higher usage levels. Turnover was adversely affected by outgoing and incoming tariff reductions in Spain from March
2002  and  incoming tariff reductions in Greece in  August.
The period also saw the introduction of a fourth mobile operator into the Greek market.

Data revenues grew particularly strongly, largely as a result of higher SMS revenues and in response to successful launches
of  premium  SMS products and services within  Spain.   The
launch of MMS in Greece and Portugal, where Vodafone companies were the first operators to offer such services, is expected to contribute to future increases in data revenues. Proportionate registered customers increased 10%
to 11,983,000, including the effect of an additional 2.2% stake increase in Vodafone Spain.

Vodafone Portugal maintained its overall market position as the second largest operator in Portugal whilst strengthening its leadership in the contract segment.

The Group's operations in Albania, Malta and Romania all continue to perform satisfactorily in terms of customer growth and profitability. In particular, Albania, which has only been operating for fourteen months, now has a market share of over 40%. In Romania, the Government is shortly to award four UMTS licences.

AMERICAS


Financial highlights                             Six months to
                                                  30 September
                                                  2002     2001  Inc/(dec)
                                                    #m       #m         %
Statutory turnover       - Verizon Wireless          -        -         -
                         - Other Americas            5        6      (17)
                                                ------   ------
                                                     5        6      (17)
                                                ------   ------

Statutory total Group    - Verizon Wireless        653      745      (12)
operating profit         - Other Americas          (9)      (5)      (80)
(note 1)
                                                ------   ------
                                                   644      740      (13)
                                                ------   ------

Proportionate turnover   - Verizon Wireless      2,841    2,754         3
                         - Other Americas           66       85      (22)
                                                ------   ------
                                                 2,907    2,839         2
                                                ------   ------

Proportionate EBITDA     - Verizon Wireless      1,002      992         1
(before exceptional      - Other Americas            8        8         -
items)
                                                ------   ------
                                                 1,010    1,000         1
                                                ------   ------

Proportionate EBITDA     - Verizon Wireless      35.3%    36.0%
Margin                   - Other Americas        12.1%     9.4%

Key performance
indicators
(Verizon Wireless only)

ARPU (note 2)                                  USD 574  USD 576

Churn (note 2)                                   29.8%    29.0%

Cost to connect (note 3)                       USD 139  USD 120


(1)   before goodwill amortisation and exceptional items

(2) ARPU and churn information represents the twelve month periods ended 30 September 2002 and 31 March 2002, respectively

(3) comparative restated by Verizon Wireless to be on a basis consistent with the current period

Verizon Wireless

Verizon Wireless operates in a highly competitive market place, which currently consists of six nationwide competitors and several regional and smaller rural carriers, and has
retained    its    position   as   the    leading    mobile
telecommunications provider in the United States in terms of number of customers, network coverage and revenues. Difficult economic conditions in the US have resulted in net customer growth slowing considerably from prior years. Nevertheless, Verizon Wireless has continued its strong growth in customer net additions for the last two quarters due to successful marketing campaigns.

The increase in proportionate turnover for the period is primarily due to increased service revenue from the larger customer base, as well as additional handset sales for both upgrades
and   gross  additions.  The  proportionate  EBITDA  margin
decreased  slightly as a result of higher  retention  costs
and   higher  acquisition  costs.  Statutory  total   Group
operating profit, before goodwill and exceptional items, decreased primarily due to a 43% higher depreciation charge resulting from increased capital expenditure to handle increased usage resulting from bundled tariffs and to improve network capacity in spectrum-constrained areas.
The results for the period were also impacted by the relative strength of sterling against the US Dollar.
Proportionate turnover and proportionate EBITDA in local currency grew by 9% and 6%, respectively.

At 30 September 2002 Verizon Wireless' total customer base stood
at  31,521,000.   Approximately 94% of  customers  were  on
contract  plans  and there were approximately  1.5  million
data users, the majority of whom were Mobile Web customers.
SMS  usage  has grown significantly in the last six  months
due to the launch of inter-carrier interoperability earlier
this  year.   However, competitive pressures  have  had  an
unfavourable impact on ARPU with competitors' tariffs now incorporating large numbers of bundled minutes and have resulted in increased cost to connect through higher handset subsidies and higher trade commissions. The period has also seen Verizon Wireless continue to roll out its CDMA 1XRTT network and extend total coverage to 172 million people, representing 75% of the Verizon Wireless national footprint.

Verizon Wireless has USD 261 million on deposit with the Federal Communications Commission ("FCC") representing 15% of the payment made in relation to the re-auction of licences for 1.9GHz spectrum ("Auction 35"). On 12 September, the FCC issued a public notice seeking comment on either dismissing pending applications or allowing bidders to opt-out of
Auction  35.  Verizon Wireless and most of the  other  high
bidders  are  urging the FCC to make a timely  decision  on
this   matter.   Verizon  Wireless  believe  that  to  meet
expected usage demands in its most densely populated areas, they will require extra spectrum in the next eighteen to thirty months.

Other Americas

Grupo Iusacell increased its customer base from 1,995,000 at the beginning of the period to 2,176,000 at 30 September 2002.
This 9% increase is primarily due to growth in prepaid customer numbers within a consolidating and increasingly
competitive  market.   However, Grupo Iusacell  experienced
erosion of higher value contract customers and an increase in the number of inactive prepaid customers, resulting in declines in both ARPU and EBITDA. Strategic initiatives are being implemented to improve performance including the appointment of a new chief executive officer, headcount reductions and an internal reorganisation.

In August 2002, the sale of two Globalstar service provider companies, Globalstar USA and Globalstar Caribbean, was finalised. Efforts to sell the last remaining Globalstar service provider, Globalstar de Mexico, are continuing.

ASIA PACIFIC

Financial highlights                            Six months to
                                                 30 September
                                               2002       2001  Increase
                                                 #m         #m         %

Statutory turnover       - Japan              3,731          -         -
                         - Other Asia
                           Pacific              395        366         8
                                             ------     ------
                                              4,126        366         -
                                             ------     ------

Statutory total Group    - Japan                696        167       317
operating profit         - Other Asia
(note 1)                   Pacific               38         18       111
                                             ------     ------
                                                734        185       297
                                             ------     ------

Proportionate turnover   - Japan              2,602      2,018        29
                         - Other Asia
                           Pacific              553        499        11
                                             ------     ------
                                              3,155      2,517        25
                                             ------     ------

Proportionate EBITDA     - Japan                833        413       102
(before exceptional      - Other Asia
items)                     Pacific              209        154        36
                                             ------     ------
                                              1,042        567        84
                                             ------     ------

Proportionate EBITDA     - Japan              32.0%      20.5%
Margin                   - Other Asia
                           Pacific            37.8%      30.9%

Key performance
indicators (Japan only)

ARPU (note 2)                                   Yen        Yen
                                             89,193     91,903

Churn (note 2)                                23.8%      25.6%

Cost to connect (note 3)                        Yen        Yen
                                             31,540     34,145


(1)before goodwill amortisation and exceptional items

(2) ARPU and churn information represents the twelve month periods ended 30 September 2002 and 31 March 2002, respectively

(3) Cost to connect information represents the six month period ended 30 September 2002 and the twelve month period ended 31
March 2002

Japan

Proportionate  turnover  for  J-Phone  Vodafone   increased
significantly from the comparative period, and  includes  a
full  period effect of the stake increases that took  place
during the last financial year.  The increase also reflects
strong  customer growth, together with the  success  of  J-
Phone  Vodafone's data and content product offerings.   The
results of J-Phone Vodafone were not fully consolidated until 12 October 2001.

Penetration in the Japanese cellular market reached 57% by the end of September 2002, representing growth of 2% over the period. Notwithstanding the slowdown in market growth, J-
Phone Vodafone consistently captured a higher percentage of net customer additions in each month in the period compared to its cumulative market share. This can largely be attributed to the strength of the brand and the popularity of camera and internet enabled handsets. Furthermore, J-
Phone Vodafone is using an attractive mix of handsets combined with innovative services to attract and retain customers, which has contributed to the reduction in customer churn.

J-Phone Vodafone enjoys the highest ARPU of any company within the Vodafone Group and the success of data and content products resulted in further increases in data and SMS revenues, which exceeded 20% of service revenues in August and September 2002. However, the positive effect this had on ARPU was more than offset by the expected decline in voice
ARPU.

Total average cost to connect decreased following a reduction in
acquisition   incentives  and  more  cost   efficient   and
effective purchasing of handsets. Additionally, J-Phone Vodafone made savings on operating costs which contributed to significant growth in EBITDA. As a result, the mobile EBITDA margin increased from 20.5% to 32.0%.

J-Phone  Vodafone realised substantial capital  expenditure
efficiencies during the period as a result of the merger of
J-Phone   Vodafone's  operating  companies  and  from   the
improved purchasing position it enjoys as a member  of  the
Vodafone  Group.   These efficiency gains have  enabled  J-
Phone Vodafone to concentrate its capital expenditure on 3G infrastructure and pursue a faster and more efficient rollout of its 3G network as it prepares for commercial launch in December 2002.

Other Asia Pacific

In Australia, an extremely competitive and maturing market, EBITDA increased by 14% due to a continued focus on improving operational  efficiency and a change in  product  marketing
and  distribution strategy.  Cost base rationalisation  has
continued  over  the  last  six months  with  restructuring
activities   reducing  the  workforce  by   12%.    Handset
subsidies have also been phased out on plans targeted at retail customers.

Over the last six months, Australia experienced an initial decline in blended ARPU due to the increase in the proportion of lower spending prepaid customers. However, contract ARPU is now stabilising with an increasing trend in SMS and data revenue.

In the six months to 30 September 2002 Vodafone New Zealand increased its EBITDA by 34%, revenues by 18% and blended
ARPU by over 2%.

China Mobile (Hong Kong) Limited ("China Mobile") saw monthly customer growth slow between June 2002 and September 2002 due to seasonal effects and aggressive marketing by a competitor that included bundled handset and tariff plans on its newly launched CDMA network. However, excluding the effect of the acquisition referred to below, the customer base still grew by over ten million in the period. Monthly ARPU continued to fall after showing signs of stabilising earlier in the year as a result of lower tariffs aimed at retaining customers as competition increased. SMS volumes continued to grow substantially with 7.8 billion messages sent in the first quarter of the current financial year, up from 4.8 billion in the prior quarter.

On 18 June 2002 Vodafone invested a further USD 750m in China Mobile and obtained the right to appoint a non-executive director to the China Mobile board. Subsequently on 1 July 2002 China Mobile acquired from its parent eight provincial cellular operations with a total of 25,143,000 customers. Vodafone's stake in China Mobile increased to approximately
3.27%  as  a  result  of these two transactions.   The  two
companies' strategic alliance has been further strengthened in areas such as roaming, standards and best practice.


MIDDLE EAST AND AFRICA


Financial highlights                       Six months to
                                            30 September           Inc/
                                          2002        2001        (dec)
                                            #m          #m           %

Statutory turnover                         143         168         (15)

Statutory total Group
operating profit (note 1)                   88          83            6

Proportionate turnover                     238         252          (6)

Proportionate EBITDA                       109         108            1
(before exceptional items)

Proportionate EBITDA margin              45.8%       42.9%

(1) before goodwill amortisation and exceptional items

Vodafone Egypt reported significant customer growth during the period of 261,000 to 1,979,000 at 30 September 2002.

In South Africa, Vodacom continued to grow strongly with a 23% proportionate EBITDA improvement and customer growth of 9%
to   7,130,000.   Additionally,  Vodacom's   operation   in
Tanzania is now contributing a positive operating profit in its second year of operation.

In Kenya, Safaricom consolidated its position as the largest mobile operator with 55% of the market as customer numbers increased by 32% to 581,000 during the period.


OTHER OPERATIONS


Financial highlights                            Six months to
                                                 30 September
                                                                    Inc/
                                               2002       2001     (dec)
                                                 #m         #m         %

Statutory turnover       - Europe               441        466       (5)
                         - Asia Pacific       1,017          -         -
                                             ------     ------
                                              1,458        466       213
                                             ------     ------

Statutory total Group    - Europe              (94)      (181)         -
operating profit/(loss)  - Asia Pacific          59       (32)         -
(note 1)
                                             ------     ------
                                               (35)      (213)         -
                                             ------     ------

Proportionate turnover   - Europe               380        381         -
                         - Asia Pacific         678        453        50
                                             ------     ------
                                              1,058        834        27
                                             ------     ------

Proportionate EBITDA     - Europe               (2)       (32)         -
(before exceptional      - Asia Pacific         178         31       474
items)
                                             ------     ------
                                                176        (1)         -
                                             ------     ------


(1)   before goodwill amortisation and exceptional items


The Group's other operations mainly comprise interests in fixed line telecommunications businesses, including Arcor in
Germany,   Japan  Telecom,  Cegetel  in  France,   Vodafone
Information Systems, an IT and data services business based in Germany and, until 29 August 2002, the Vizzavi joint venture.

Statutory turnover for the Group's other operations increased primarily as a result of the stake increases in Japan Telecom which was consolidated from 12 October 2001. Proportionate EBITDA, before exceptional items, increased by #177m to #176m, primarily through the impact of the
Group's   increased  interest  in  Japan  Telecom   and   a
substantial increase in its underlying EBITDA performance.

Arcor

Arcor provides fixed network services in Germany. The German fixed line market remains intensely competitive although Arcor has retained its position as the leading private operator and the strongest competitor to Deutsche Telekom, the market leader. Turnover from voice, data and internet businesses increased in the period compensating for the reduction in carrier business caused by the competitive market. During the period the contract voice customer base increased by approximately 150,000 to 2,500,000 customers.
Total traffic volumes increased by 15% compared to the same period in 2001 to 11.2 billion minutes.

In January 2002, a contract with Deutsche Bahn AG was signed to carve out Arcor's railway specific telecommunication and service business into the company Arcor DB-Telematik GmbH. Following completion of the sale in April 2002, the remaining 50.1% share of Telematik was sold to Deutsche Bahn AG in July 2002.

Japan Telecom

Japan Telecom is the third largest fixed line telecommunications operator in Japan, offering both voice and data services. Since Vodafone gained control in October 2001, Japan Telecom's profitability has improved significantly, with
operating   profit,   before  goodwill   amortisation   and
exceptional  items,  of #59m for the six  months  ended  30
September  2002.   This can be largely  attributed  to  the
implementation of a transformation plan entitled Project V.
This plan specifically includes identifying the products and services that will contribute the most to profit both now and in the future, increasing focus on the core business, and an organisational re-alignment to improve operating efficiencies and capabilities.

The fixed line market in Japan remains extremely competitive following the lifting of market entry restrictions and although the carrier designation service "My-Line" was introduced in May 2001, the maintenance of market share continues to be a challenge in the customer voice segment. The main focus of the business in the period has been on high growth business opportunities and the delivery of
innovative  data  products  and  services.   The  corporate
customer base continues to expand due to the uptake of IP data related services, with the next-generation IP network
"PRISM",   using   optical   fibres,   being   particularly
successful.




Vodafone Group Plc
Interim Results
For the six months ended 30 September 2002

PART 3


STRATEGIC DEVELOPMENTS

Products and Services

The Group's vision is to be the world's mobile communications leader. A major focus of the Group's strategy is to offer innovative products and services within Vodafone-branded, end-to-end customer propositions which utilise the Group's global footprint and global brand to offer customers a
unique   mobile   experience  and  seamless   international
services.

Brand

Since April 2002, a number of significant achievements have been made to progress this strategy. The company implemented its strategy to introduce the Vodafone brand into all its controlled mobile businesses and, at 30 September 2002, all mobile subsidiaries other than Italy and Japan had migrated to the single Vodafone brand. Omnitel Vodafone in Italy rebranded as Vodafone Omnitel during June 2002. In Japan, J-Phone Vodafone is to migrate to the single brand by December 2003. As a result of the brand rollout and the continuing "How are you?" advertising campaign, the Group
has  improved  considerably its brand awareness.   Vodafone
branding  is  now  focused  on  building  upon  its   brand
awareness and turning this into brand preference.

This year, the Group became a principal sponsor of Ferrari,
further  promoting the awareness of the brand globally  and
creating   joint  product  development  and   merchandising
opportunities. Vodafone also continues to benefit from its sponsorship of Manchester United.

The  strength  of  Vodafone's brand and  its  portfolio  of
international  services led to the  signing  of  a  further
partner   agreement  with  MTC  of  Kuwait.    Under   this
agreement, both Vodafone and MTC customers will now be able
to  benefit  from  easy access to Vodafone's  international
services.   The  Group's two existing  partner  agreements,
with Radiolinja of Finland and TDC of Denmark, are now fully operational. These agreements allow the Group to secure a return on its investment in a global brand and have the added benefit of extending the Group's global footprint without the need for equity investment.

New service offerings

The Vodafone brand is also of fundamental importance to the
Group's  latest,  and  most significant  service  offering,
Vodafone live!. Launched in seven countries during  October
and  early  November, Vodafone live! is a major  Group-wide
programme,  designed  to offer the customer  an  integrated
experience  of  handset and services.   Vodafone  live!  is
built  around easy to use mobile services such  as  picture
messaging,  games, ringtones and mobile content.   Vodafone
live! and Vodafone Mobile Office, the business proposition,
are   both  expected  to  build  brand  preference  amongst
customers.

Vodafone live! represents a significant step forward for the Group, involving development of an integrated customer
proposition   and  service  offering  together   with   the
customisation of handsets with the Vodafone brand, Vodafone-specific menus with embedded links and Vodafone-specific games and content all launched on a co-ordinated pan-European basis. It represents a significant building block in the attainment of the Group's data strategy.

Part of the Vodafone live! customer offering is a wide range of
high   quality,   multi-media   entertainment-led   content
containing both international and local information.   This
is provided by Vodafone Global Content Services, formerly Vizzavi, which became a wholly-owned subsidiary of the Group in August 2002.

Vodafone further extended its range of compelling product and service offerings for customers with the launch, in July, of a prepaid top-up service for international travellers, enabling prepaid customers to use their mobiles when abroad as if they are using them at home. This service is now available in eleven countries. This was followed, in September, by the launch of Eurocall Platinum, a service aimed at reducing the cost of calls for high value roaming customers, building on the success of Eurocall, Vodafone's single rate European price plan, launched in January 2001.

Another major part of the Group's growth strategy is Vodafone
Mobile  Office.   The  Group already offers  services  that
provide mobile access to corporate intranets and office-based applications at speeds comparable to those available through standard fixed telephone lines. With Vodafone Mobile Office, the Group's offerings for business and corporate customers will be brought together to deliver easy and seamless access to corporate information systems
and  business applications over the Vodafone network.   The
first   part  of  the  Group-wide  Vodafone  Mobile  Office
programme will be launched shortly and is called "Vodafone Remote Access", a pan-European Vodafone-branded solution for secure, remote connection of laptops to the corporate
network  using  a  Vodafone-enabled  GPRS  data  card   and
customised software. With over eight million laptops in Western Europe alone being accessed away from the desk, this represents a significant opportunity for the Group.

3G

The development and rollout of the Group's 3G networks remains an important element of its data strategy, with 3G networks offering both increased spectrum capacity and quality of
service.   A  Group-wide 3G programme management  team  has
been put in place to oversee the project. To date, the Group has achieved its initial operating target of having commenced internal user field trials in five European networks as well as in Japan. Over the next 12 months the Group intends to have its 3G infrastructure technically ready and operational in major markets, with Japan being the first of the Group's networks to launch in December
2002.

Synergies

The globalisation of the Group's supply chain relationships is
advancing.   The  Group  is  now  either  managing  or  co-
ordinating centrally the purchase of network infrastructure (including that related to 3G) and IT platforms used for building services, as well as handsets and other items such as consultancy services. Global supply chain management is generating significant synergy savings for the Group and is playing a key role in the Vodafone live! programme,
ensuring   availability  of  Vodafone-configured   handsets
through intensive liaison with handset suppliers.

Good progress has been made on the synergies arising from the Mannesmann transaction. It is expected that the #500m of forecast post tax cash flow synergies for the year ending
March 2003 will be exceeded.

Corporate Social Responsibility

The Group's corporate social responsibility ("CSR") programme is moving ahead with the commitments made in its 2002 CSR report, published in June 2002. The Group continues to strengthen its CSR management system and has initiated several projects to further quantify the benefits arising from  action on key social and environmental issues.  These
include  initiatives  to  understand  and  deliver   energy
efficiency   improvements,  to  explore   selected   mobile
applications offering specific environmental or social benefits, and to promote additional schemes aimed at incentivising customers to return handsets and accessories for reuse or recycling. Vodafone also remains a constituent of the FTSE4Good index and the Dow Jones Sustainability index of companies.

FINANCIAL UPDATE

Profit and loss account

Total Group operating profit/loss

Before goodwill amortisation and exceptional items, total Group operating profit increased 37% to #4,640m in the six months ended 30 September 2002 from #3,392m in the six months ended 30 September 2001, comprising #4,650m profit from continuing operations and #10m loss from the acquisition of Vizzavi.

After goodwill amortisation and exceptional items the Group reported a total operating loss of #2,197m, compared with a loss of #7,820m for the comparable period. This net change of #5,623m arose as a result of a #4,515m reduction in respect of exceptional items, and a #1,248m increase in operating profit partly offset by a #140m increase in the goodwill amortisation charge, which increased primarily as a result of the acquisition of J-Phone Vodafone and Japan
Telecom  in  the  second half of the 2002  financial  year.
These charges for goodwill amortisation do not affect the cash flows of the Group or the ability of the Group to pay dividends.

Exceptional items

There were no exceptional operating items charged in the six months to 30 September 2002. During the comparable period to September 2001, exceptional operating items of #4,515m consisted primarily of impairment charges in relation to
the   carrying  value  of  goodwill  for  Arcor  and  Grupo
lusacell.

Exceptional non-operating income of #267m (30 September 2001: charge of #248m) mainly represents a profit on disposal of fixed asset investments of #268m, principally relating to the disposal of the Group's interest in Bergemann GmbH, through which the Group's 8.2% stake in Ruhrgas AG was held.

In accordance with UK accounting standards the Group regularly monitors the carrying value of its fixed assets. At 31 March 2002, a review was undertaken which assessed whether the carrying value of its assets could be supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2011. This review resulted in the
impairment  of  certain of the Group's assets.   A  further
review  was undertaken at 30 September 2002 which  included
monitoring   actual  cash  flows  to  date  against   those
previously forecast. The results of the review indicated that no further impairment charges were necessary.

Interest

Total Group net interest payable, including the Group's share of the net interest expense of joint ventures and associated undertakings, increased from #381m for the six months ended
30 September 2001 to #390m for the six months ended 30 September 2002. Net interest costs in respect of the Group's net borrowings increased to #239m from #188m for the comparable period, reflecting the increase in average net debt levels. Group interest is covered 24.6 times by Group EBITDA (before exceptional items) plus dividends received from joint ventures and associated undertakings, compared with 17.8 times for the six months to 30 September 2001. The Group's share of the net interest expense of joint ventures and associated undertakings decreased from #193m to #151m due primarily to the consolidation of the Group's former associated undertakings, Japan Telecom and J-Phone, Vodafone from October 2001.

Taxation

The effective rate of taxation, before goodwill amortisation and exceptional items, for the period to 30 September 2002 was 37.7%, 2.0% higher than the rate for the year ended 31 March 2002, principally as a result of changes in the Italian tax regime, the absence of last year's one-off German tax refund and the consolidation of Japan Telecom and J-Phone Vodafone into the Group's results for the period.

Exchange rates

The effect of translating the results of overseas subsidiaries and associates at exchange rates prevailing in the comparable period to 30 September 2001, would have been to increase total Group operating profit, before goodwill amortisation and exceptional items, for the six months to 30 September
2002 by #28m.

Earnings per share

Basic earnings per share, before goodwill amortisation and exceptional items, increased 31% from 2.51p to 3.28p for the period to 30 September 2002.

Basic loss per share, after goodwill amortisation and exceptional items, decreased from a loss per share of 14.36p to a loss per share of 6.36p for the period to 30 September 2002. The loss per share of 6.36p includes a charge of 10.03p per share (30 September 2001: 9.88p per share) in relation to the amortisation of goodwill and a credit of 0.39p per share (30 September 2001: charge of 6.99p per share) in relation to exceptional items.

Dividends

The Company has historically paid dividends semi-annually, with the regular interim dividend in respect of the first six
months  of  the  financial year payable in  February.   The
directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth,
operating   cash   flow  generation,  capital   expenditure
requirements,  acquisitions and divestments  together  with
the  possibilities for debt reductions and share buy backs.
Accordingly,  the  directors are  recommending  an  interim
dividend  of  0.7946  pence per share, representing  a  10%
increase over last year's interim dividend.

The record date for the interim dividend is 22 November 2002, the ex-dividend date is 20 November 2002 and the dividend is payable on 7 February 2003.

Cash flows and funding

The increase in operating profit, before goodwill amortisation and exceptional items, in the six month period ended 30
September 2002 translated into strong operating cash flows, which increased 56% over the comparable period to #5,676m, including over #1.4 billion of operating cash flows from the Group's former associated undertakings Japan Telecom and J-Phone Vodafone.

During the six months ended 30 September 2002, the Group increased its operating free cash flow by 80% to #2,947m and generated #2,878m of free cash flow, exceeding the levels generated for the whole of the previous financial year, as analysed below:

                                    Six months    Six months
                                            to            to       Year
                                  30 September  30 September      ended
                                          2002          2001   31 March
                                            #m            #m       2002
                                                                     #m
Net cash inflow from operating
  activities (Note 7)                    5,676         3,640      8,102
Purchase of intangible
  fixed assets                            (59)         (223)      (325)
Purchase of tangible
  fixed assets                         (2,705)       (1,816)    (4,145)
Disposal of tangible
  fixed assets                              35            35         75
                                       --------      --------    -------
Net capital expenditure
  on intangible and
  tangible fixed assets                 (2,729)       (2,004)    (4,395)

                                       --------      --------    -------
Operating free cash flow                 2,947         1,636      3,707
Dividends received from
  joint ventures and
  associated undertakings
  (note 1)                                 314            32        139
Taxation                                 (154)         (545)      (545)

Interest on group debt                   (211)         (449)      (854)
Dividends from investments                  19             -          2
Dividends paid to
  minority interests                      (37)          (33)       (84)
                                       --------      --------    -------
Net cash outflow for returns
  on investments and
  servicing of finance                   (229)         (482)      (936)

                                       --------      --------    -------
Free cash flow                           2,878           641      2,365
                                       ========      ========    =======


Notes:
(1)   Six months ended 30 September 2002 includes #250m from
Verizon Wireless.

The Group also invested a net #0.9 billion in merger and acquisition activities, and an analysis of the significant transactions is shown below:


                                              Impact on net debt
                                                  # billion
Stake increase in China Mobile                          0.5
Stake increase in Vodafone Spain                        0.4
Purchase of minorities in Vodafone AG                   0.3
Increase minority stakes in other subsidiaries          0.2
Purchase of remaining 50% interest in Vizzavi           0.1
Disposal  of  Ruhrgas  and  Arcor's  Telematik         (0.7)
business

As a result of the significant levels of free cash flow generated and after merger and acquisition activity, Group dividend payments of #511m and #155m of foreign exchange movements, the  Group's consolidated net debt position at 30  September
2002  decreased to #10,697m, from #12,034m at 31 March 2002.
This represented approximately 19% of the Group's market capitalisation at 30 September 2002 compared with 14% at 31 March 2002. A further analysis of net debt can be found in
Note 8.

The Group remains committed to maintaining a solid credit profile. Following the proposed acquisitions of interests in Cegetel Groupe S.A., Fitch affirmed Vodafone's stable outlook and long term credit ratings at A and short term credit ratings at F1 on 16 October 2002. On 17 October 2002, Standard & Poor's affirmed Vodafone's stable outlook and long term credit ratings at A and short term credit ratings at A1 and Moody's, although changing Vodafone's outlook to negative, affirmed the Group's long term credit ratings at A2 and short term credit ratings at P1.

The Group's credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. The Group currently has US and euro commercial paper programmes of USD 15 billion and #5 billion, respectively, which are used to meet short-term liquidity requirements. The commercial paper facilities are supported by a USD 11.025 billion committed bank facility, which may be extended for one year from June 2003. This facility replaced the Group's previous USD 13.7 billion committed bank facility and as at 30 September 2002 no amounts had been drawn under it. The Group also has a JPY225 billion committed bank facility which was fully drawn down on 15 October 2002 and a new fully underwritten Eur 3.5 billion bank term loan, maturing in January 2006. This term loan is available should the total consideration in respect of the acquisition of interests in Cegetel Groupe S.A. exceed Eur 5 billion and existing pre-emption periods have either been waived or have expired. At 31 October 2002, the Group had approximately #10.5 billion (pounds sterling equivalent) of capital market debt in issue, with maturities from April 2003 to February 2030 and #3.0 billion (pounds sterling equivalent) of term funding.

Equity shareholders' funds

Total equity shareholders' funds at 30 September 2002 decreased from #130,573m at 31 March 2002 to #125,912m. The decrease comprises the loss for the period of #4,336m (after goodwill
amortisation  of  #6,837m),  dividends  of  #542m  and   net
currency translation gains of #199m. The decrease was partially offset by the issue of new share capital of #18m.

OUTLOOK

For the year ending 31 March 2003

The strategic focus on acquiring and retaining high value customers is expected to continue to benefit the Group in the second half of the financial year, with organic proportionate customer growth sustaining the momentum of the first half into the second.

The achievement of the expected organic customer growth rate and the increase in proportionate customers that would result from the exercise of the put option held by the minority shareholders owning 6.2% of Vodafone Spain, should generate annual growth in total proportionate customers of over 10%.

In addition, the trend seen in the six months to 30 September 2002 of either stabilisation or modest improvements in seasonally adjusted ARPU in some key markets against that achieved in the same period last year is anticipated to continue in the second half, driven by further improvements in customer activity levels, a higher proportion of contract customers
in  the total base and increased voice and data usage.   The
double-digit proportionate revenue growth achieved in the first half is expected to continue.

The proportionate mobile EBITDA margin increased in the current period to 39.0%, an increase of 3.6 percentage points over that achieved in the comparable period last year. For the full year it is expected that the proportionate mobile
EBITDA  margin  will  exceed  that  achieved  in  the   last
financial year and the proportionate mobile EBITDA margin for the second half will be better than last year's second
half.   However, the proportionate mobile EBITDA margin  for
the full year is expected to reduce from the level achieved in the first half of this financial year, primarily as a result of the cost of advertising campaigns promoting our new service offerings and the impact of expected incoming call termination rate reductions in a number of the Group's key markets in the second half of the year.

Total Group operating profit, before goodwill and exceptional items, for the year is also expected to be significantly better than that achieved in the previous financial year as a result of the consolidation of Japan Telecom and J-Phone Vodafone for a full year and an increased contribution from existing businesses. However, the expected reduction in mobile EBITDA margin in the second half of the year together with higher depreciation, particularly in Japan as the 3G network opens for service, is expected to lead to the second half year operating profit, before goodwill amortisation and exceptional items, being lower than that achieved in the first.

Strong free cash flow generation is expected to continue in the second half of the year with total free cash flow for the year expected to exceed that achieved in the previous year by a substantial margin. However, free cash flow for the second half year is expected to be less than that achieved in the first half, both as a result of the lower operating result outlined above and higher tax payments, which are expected to approach #1 billion for the full year compared with #154 million for the first half. Capital expenditure of over #5.5 billion is now expected for the year.

In the second half of the year, in addition to acquiring an increased interest in Vodafone Spain, the Group may acquire further interests in Cegetel and in its controlled publicly listed companies. These stake increases would impact the expectations for the second half of the financial year outlined above.

For the year ending 31 March 2004

In respect of customer growth, the combination of high single-digit organic growth and stake increases is expected to lead to average customer numbers increasing over 10% compared with this financial year. The expected trend in ARPUs, combined with this customer growth, should lead to double-digit revenue growth.

The expected revenue growth combined with modest margin improvements is expected to generate growth in Group proportionate EBITDA for the year ending 31 March 2004 of above 15%. Tangible capital expenditure is expected to be a similar level to the 2003 financial year although capital efficiency, measured as the ratio of capital expenditure to statutory turnover, is expected to improve.

Any significant acquisitions or disposals of businesses would impact  the  expectations for the financial year  ending  31
March 2004 set out above.

Transactions

The Group undertook the following significant transactions in the six months to 30 September 2002:

Acquisitions

a)  Acquisitions of minority stakes in subsidiary undertakings

On 2 April 2002, the Company acquired a further 2.2% stake in
Airtel   Movil,  S.A.  ("Vodafone  Spain"),  for  the   Euro
equivalent of #0.4 billion, following the exercise of a put option held by Torreal, S.A. This increased the Group's interest in Vodafone Spain from 91.6% to 93.8%.

On  3 May 2002, the Group completed the purchase of the 4.5%
minority interest in Vodafone Pacific, as a result of  which
Vodafone   Pacific   became   a  wholly   owned   subsidiary
undertaking.

The Group increased its interest in its listed subsidiary companies, Vodafone Telecel-Comunicacoes Pessoais SA ("Vodafone Portugal") and Europolitan Vodafone AB ("Vodafone Sweden"), through a series of market purchases at a total cost of #151.4m. As at 30 September 2002, the Group's interests in Vodafone Portugal and Vodafone Sweden had increased by 10.5% and 3.6% to 61.4% and 74.7%, respectively.

On 21 August 2002, the Group bought out the outstanding minority shareholders in Vodafone AG, formerly Mannesmann AG, for the Euro equivalent of #281m.

b)  Other acquisitions

On 18 June 2002, the Group purchased a further stake of approximately 1.1% in China Mobile for USD 750m, increasing the Group's interest in China Mobile to approximately 3.27%.

On 29 August 2002, the Group acquired Vivendi Universal S.A.'s 50% stake in the Vizzavi joint venture, which operates the mobile content business, for Eur 143m. As a result of this transaction, the Group owns 100% of Vizzavi, with the exception of Vizzavi France which is now wholly owned by Vivendi Universal S.A.

Disposals

On 8 July 2002, the Group completed the sale to E.ON AG of its 23.6% stake in Bergemann GmbH through which it held an effective 8.2% stake in Ruhrgas AG. The total cash received amounted to Eur 0.9 billion.

Subsequent events

Cegetel Groupe S.A. ("Cegetel")

On 16 October 2002, the Group announced that it had agreed to acquire BT Group plc's ("BT's") 26% interest in Cegetel, the controlling shareholder of the French mobile operator SFR, and SBC Communication Inc.'s ("SBC's") 15% interest in Cegetel for Eur 4.0 billion cash and Eur 2.3 billion cash,
respectively.   At the same time, the Group  also  announced
that it had made a non-binding cash offer of Eur 6.8 billion to Vivendi Universal, S.A., ("Vivendi") for its 44% interest
in  Cegetel.   Vivendi has pre-emption rights  over  BT  and
SBC's interests in Cegetel.

On 21 October 2002, the Group announced plans for financing these transactions, including details of a new Eur 3.5 billion bank  term loan which matures in January 2006 and  which  is
available  upon  completion  of  the  acquisition.   Further
funding would be met from a combination of available cash resources, commercial paper programmes and existing undrawn bank facilities.  The Group would not need to raise funds in
the  bond  markets  to  finance these acquisitions.   On  18
October 2002, the Group cancelled USD 174m of its USD 1,750m
February   2005   dollar  bond  that  had  previously   been
repurchased.

On 29 October 2002, the Board of Vivendi announced it had decided not to accept the Group's offer to purchase its 44% interest in Cegetel and, accordingly, the offer lapsed.

On 6 November 2002, the Group announced that Vivendi will be entitled to exercise its pre-emption rights from 21 November 2002 until 10 December 2002. The Group also announced that it has renewed its initial offer at the same price to Vivendi to last for the duration of the pre-emption period. Until such time as the offer is formally accepted by Vivendi, the Group reserves the right to withdraw its offer at any time.






Vodafone Group Plc
Interim Results
For the six months ended 30 September 2002

PART 4



FINANCIAL STATEMENTS
CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS TO 30 SEPTEMBER 2002

                                        Six months  Six months
                                                to          to  Year ended
                                           30 Sept     30 Sept    31 March
                                              2002        2001        2002
                                                #m          #m          #m
Turnover: Group and share of
  joint ventures and
  associated undertakings
- Continuing operations                     19,186      15,283      33,541
- Acquisitions                                   3           -           -
                                          --------    --------    --------
                                            19,189      15,283      33,541

Less: Share of joint ventures
  and associated undertakings               (4,291)    (6,377)    (10,696)
                                           -------    --------    --------
                                            14,898       8,906      22,845
                                           =======    ========    ========

Group turnover (Note 2)
- Continuing operations                     14,895       8,906      22,845
- Acquisitions                                   3           -           -

                                           -------    --------    --------
                                            14,898       8,906      22,845
                                           =======    ========    ========
Operating loss
- Continuing operations                     (2,151)    (7,089)    (10,377)
- Acquisitions                                 (12)          -           -

                                           -------    --------    --------
                                            (2,163)    (7,089)    (10,377)
Share of operating loss in
  joint ventures and
  associated undertakings
- Continuing operations                        (34)      (731)     (1,457)

                                           -------    --------    --------
Total Group operating loss  (Note 2)        (2,197)    (7,820)    (11,834)

Exceptional non-operating items                267       (248)       (860)
(Note 4)

                                           -------    --------    --------
Loss on ordinary activities
  before interest                           (1,930)    (8,068)    (12,694)

Net interest payable and similar items        (390)      (381)       (845)

- Group                                       (239)      (188)       (503)
- Share of joint ventures and
  associated undertakings                     (151)      (193)       (342)

                                           -------    --------    --------
Loss on ordinary activities
  before taxation (Note 2)                  (2,320)    (8,449)    (13,539)

Tax on loss on ordinary activities          (1,602)    (1,086)     (2,140)
(Note 5)

                                           -------    --------    --------
Loss on ordinary activities
  after taxation                            (3,922)    (9,535)    (15,679)

Minority interests (including
  non-equity minority interests)              (414)      (200)       (476)

                                           -------    --------    --------
Loss for the financial period               (4,336)    (9,735)    (16,155)

Equity dividends                              (542)      (514)     (1,025)
                                           -------    --------    --------
Retained loss for the Group and
  its share of joint ventures
  and associated undertakings               (4,878)   (10,249)    (17,180)
                                           =======    ========    ========

Basic loss per share (Note 6)              (6.36)p    (14.36)p    (23.77)p
Diluted loss per share (Note 6)            (6.41)p    (14.41)p    (23.86)p
Adjusted basic earnings per share            3.28p       2.51p       5.15p
(Note 6)

Dividend per share                         0.7946p     0.7224p     1.4721p


CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2002

                                           30 Sept     30 Sept    31 March
                                              2002        2001        2002
                                                #m          #m          #m

Fixed assets
Intangible assets                          103,190     102,872     105,944
Tangible assets                             18,573      11,309      18,541
Investments                                 26,303      39,274      28,977

- Loans to joint ventures                        -         188         321
- Investments in associated                 24,757      37,284      27,249
undertakings
- Other investments                          1,546       1,802       1,407

                                          --------    --------    --------
                                           148,066     153,455     153,462
                                          --------    --------    --------
Current assets
Stocks                                         318         247         513
Debtors                                      6,450       4,873       7,053
Investments                                  2,698       6,987       1,792
Cash at bank and in hand                       117          96          80

                                          --------    --------    --------
                                             9,583      12,203       9,438

Creditors:  amounts falling due
  within one year                         (13,434)    (12,302)    (13,455)

                                          --------    --------    --------
Net current liabilities                    (3,851)        (99)     (4,017)
                                          --------    --------    --------

Total assets less current liabilities      144,215     153,356     149,445

Creditors:  amounts falling due after
  more than one year                      (12,179)    (10,810)    (13,118)

Provisions for liabilities and charges     (3,050)     (1,739)     (2,899)

Investments in joint ventures:
- Share of gross assets                          -          95          76
- Share of gross liabilities                     -       (242)       (345)
                                          --------    --------    --------
                                                 -       (147)       (269)
Other provisions                           (3,050)     (1,592)     (2,630)

                                          --------    --------    --------
                                           128,986     140,807     133,428
                                          ========    ========    ========

Capital and reserves
Called up share capital                      4,275       4,271       4,273
Share premium account                       52,060      51,989      52,044
Merger reserve                              98,927      98,928      98,927
Other reserve                                  877         977         935
Profit and loss account                   (30,227)    (17,720)    (25,606)

                                          --------    --------    --------
Total equity shareholders' funds           125,912     138,445     130,573

Equity minority interests                    2,054       1,269       1,727
Non-equity minority interests                1,020       1,093       1,128

                                          --------    --------    --------
                                           128,986     140,807     133,428
                                          ========    ========    ========



CONSOLIDATED CASH FLOW
FOR THE SIX MONTHS TO 30 SEPTEMBER 2002

                                        Six months  Six months
                                                to          to  Year ended
                                           30 Sept     30 Sept    31 March
                                              2002        2001        2002
                                                #m          #m          #m
Net cash inflow from operating
  activities (Note 7)                        5,676       3,640       8,102
Dividends received from joint ventures         314
  and associated undertakings                               32         139
Net cash outflow for returns on
  investments and servicing of finance       (229)       (482)       (936)
Taxation                                     (154)       (545)       (545)
Net cash outflow for capital
  expenditure and financial investment     (2,768)     (2,107)     (4,447)
- Purchase of intangible fixed assets         (59)       (223)       (325)
- Purchase of tangible fixed assets        (2,705)     (1,816)     (4,145)
- Disposal of tangible fixed assets             35          35          75
- Purchase of investments                    (521)        (37)        (44)
- Disposal of investments                      559         110         319
- Other                                       (77)       (176)       (327)

Net cash outflow for
  acquisitions and disposals                 (859)     (6,003)     (7,691)
- Purchase of interests in
    subsidiary undertakings                  (990)     (1,163)     (3,078)
- Net cash / (overdrafts) acquired
    with subsidiary undertakings                16          23     (2,514)
- Purchase of interests in joint
    ventures and associated
    undertakings                              (12)     (7,088)     (7,159)
- Disposal of businesses                       127       2,210       5,071
- Other                                          -          15        (11)

Equity dividends paid                        (511)       (486)       (978)
                                          --------    --------    --------

Cash inflow / (outflow) before
  management of  liquid resources and
  financing                                   1,469     (5,951)     (6,356)

Management of liquid resources             (1,108)       2,881       7,042

Net cash (outflow)/inflow from
  financing                                  (326)       3,099       (675)
- Issue of ordinary share capital               18       3,548       3,581
- Debt repayment                             (344)       (449)     (4,268)
- Issue of shares to minorities                  -           -          12

                                          --------    --------    --------
Increase in cash in the period                  35          29          11
                                          ========    ========    ========

Reconciliation of net cash flow
  to movement in net debt
Increase in cash in the period                  35          29          11
Cash outflow from decrease in debt             344         449       4,268
Cash outflow / (inflow) from
  management of liquid resources              1,108     (2,881)     (7,042)
                                          --------    --------    --------

Decrease / (increase) in net debt
  resulting from cash flows                  1,487     (2,403)     (2,763)

Debt acquired on acquisition
  of subsidiaries                                -       (167)     (3,116)
Translation difference                       (155)          52         517
Other movements                                  5           -          50
                                          --------    --------    --------

Decrease / (increase) in net
  debt in the period                         1,337     (2,518)     (5,312)

Opening net debt                          (12,034)     (6,722)     (6,722)
                                          --------    --------    --------

Closing net debt (Note 8)                 (10,697)     (9,240)    (12,034)
                                          ========    ========    ========


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE SIX MONTHS TO 30 SEPTEMBER 2002

                                        Six months  Six months
                                                to          to  Year ended
                                           30 Sept     30 Sept    31 March
                                              2002        2001        2002
                                                #m          #m          #m
Loss for the financial period
-  Group                                   (3,958)     (8,653)    (14,131)
-  Share of joint ventures and
    associated undertakings                  (378)     (1,082)     (2,024)
                                          --------    --------    --------
                                           (4,336)     (9,735)    (16,155)
                                          --------    --------    --------

Currency translation
-  Group                                     2,148       (284)     (1,980)
-  Share of joint ventures and
    associated undertakings                (1,949)       (980)       (283)
                                          --------    --------    --------
                                               199     (1,264)     (2,263)
                                          --------    --------    --------

Total recognised gains and losses
  for the period                           (4,137)    (10,999)    (18,418)
                                          --------    --------    --------

Prior period restatement for FRS 19              -       (386)       (386)

                                          --------    --------    --------
Total gains and losses recognised
  since last annual report                 (4,137)    (11,385)    (18,804)
                                          ========    ========    ========



MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS
FOR THE SIX MONTHS TO 30 SEPTEMBER 2002
                                        Six months  Six months
                                                to          to  Year ended
                                           30 Sept     30 Sept    31 March
                                              2002        2001        2002
                                                #m          #m          #m
Loss for the financial period              (4,336)     (9,735)    (16,155)
Equity dividends                             (542)       (514)     (1,025)

                                          --------    --------    --------
                                           (4,878)    (10,249)    (17,180)

Currency translation                           199     (1,264)     (2,263)
New share capital subscribed                    18       5,929       5,984
Shares to be issued                              -       (978)       (978)
Other                                            -           -           3

                                          --------    --------    --------
Net movement in equity
  shareholders' funds                      (4,661)     (6,562)    (14,434)

Opening equity shareholders' funds         130,573     145,007     145,007

                                          --------    --------    --------
Closing equity shareholders' funds         125,912     138,445     130,573
                                          ========    ========    ========

NOTES TO THE INTERIM RESULTS
FOR THE SIX MONTHS TO 30 SEPTEMBER 2002

1.      Basis of preparation

Statutory financial information

The unaudited interim results have been prepared on a basis consistent with the accounting policies set out on pages 78 to 80 of Vodafone Group Plc's Annual Report & Accounts and Form 20-F for the year ended 31 March 2002. The interim results should therefore be read in conjunction with the 2002 Annual Report & Accounts and Form 20-
F.

The interim results for the six months to 30 September 2002, which were approved by the Board of Directors on 11 November 2002, do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. Full accounts for the year ended 31 March 2002, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

Proportionate financial information

The tables of financial information in Note 10 are presented on a proportionate basis. Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has
significant    influence   but   not   a   controlling    interest.
Proportionate presentation is a pro rata consolidation, which reflects the Group's share of turnover and expenses in both its consolidated and unconsolidated entities. Proportionate results are calculated by multiplying the Group's ownership interest in each entity by each entity's results.

Proportionate information includes results from the Group's equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flow of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Proportionate turnover is stated net of inter-company turnover. Proportionate EBITDA (earnings before interest, tax, depreciation and amortisation) is defined as operating profit before exceptional items plus depreciation and amortisation of subsidiary undertakings, joint ventures, associated undertakings and investments, proportionate to equity stakes. Proportionate EBITDA represents the Group's ownership interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

2. Segmental and other analyses

The Group's principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and, until 29 August 2002, the Vizzavi joint venture. Analyses of turnover and total Group operating profit/(loss) by geographical region and class of business are as follows:


                               Six months   Six months
                                       to           to   Year ended
                                  30 Sept      30 Sept     31 March
                                     2002         2001         2002
                                       #m           #m           #m
Group turnover (note 1)
Mobile telecommunications:
Northern Europe                     2,981        2,582        5,432
Central Europe                      2,308        2,090        4,177
Southern Europe                     3,877        3,228        6,743
                                 --------     --------     --------

Europe                              9,166        7,900       16,352
Americas                                5            6           12
Asia Pacific                        4,126          366        4,072
Middle East and Africa                143          168          306

                                 --------     --------     --------
                                   13,440        8,440       20,742

Other operations
Europe                                441          466          998
Asia Pacific                        1,017            -        1,105
                                 --------     --------     --------
                                   14,898        8,906       22,845
                                 ========     ========     ========

(1)The analysis of Group turnover represents turnover of the Company and its subsidiary undertakings and is stated net of inter-company turnover.

Total Group operating profit/(loss) (before goodwill and exceptional items)

                                Six months   Six months
                                       to           to   Year ended
                                  30 Sept      30 Sept     31 March
                                     2002         2001         2002
                                       #m           #m           #m
Mobile telecommunications:
Northern Europe                     1,076          749        1,685
Central Europe                        872          782        1,543
Southern Europe                     1,261        1,066        2,072
                                 --------     --------     --------

Europe                              3,209        2,597        5,300
Americas                              644          740        1,317
Asia Pacific                          734          185          589
Middle East and Africa                 88           83          161

                                 --------     --------     --------
                                    4,675        3,605        7,367

Other operations
Europe                               (94)        (181)        (306)
Asia Pacific                           59         (32)         (17)

                                 --------     --------     --------
                                    4,640        3,392        7,044

- Subsidiary undertakings           3,604        2,246        5,071
- Share of joint ventures
    and associated
    undertakings                    1,036        1,146        1,973

Amortisation of goodwill          (6,837)      (6,697)     (13,470)
Exceptional operating
  items (Note 3)                        -      (4,515)      (5,408)

                                 --------     --------     --------
Total Group operating loss        (2,197)      (7,820)     (11,834)
                                  ========     ========     ========


Profit / (loss) on ordinary activities before taxation

                               Six months to  Six months to  Year ended
                                     30 Sept        30 Sept    31 March
                                        2002           2001        2002
                                         #m             #m          #m

Profit on ordinary activities
  before taxation (before
  goodwill amortisation and
  exceptional items)                  4,250          3,011       6,199

Amortisation of goodwill            (6,837)        (6,697)    (13,470)
Exceptional operating items               -        (4,515)     (5,408)
(Note 3)
Exceptional non-operating
  items (Note 4)                        267          (248)       (860)

                                   --------       --------    --------
Loss on ordinary activities
  before taxation                   (2,320)        (8,449)    (13,539)
                                   ========       ========    ========





Vodafone Group Plc
Interim Results
For the six months ended 30 September 2002

PART 5

NOTES TO THE INTERIM RESULTS (Continued)


3. Exceptional operating items

                               Six months   Six months
                                       to           to   Year ended
                                  30 Sept      30 Sept     31 March
                                     2002         2001         2002
                                       #m           #m           #m
Impairment of intangible
  and tangible fixed assets             -      (4,450)      (5,100)
Reorganisation costs                    -            -         (86)
Share of exceptional
  operating items of
  associated undertakings
  and joint ventures                    -         (65)        (222)

                                 --------     --------     --------
                                        -      (4,515)      (5,408)
                                 ========     ========     ========


4. Exceptional non-operating items

                               Six months   Six months
                                       to           to   Year ended
                                  30 Sept      30 Sept     31 March
                                     2002         2001         2002
                                       #m           #m           #m

Amounts written off
  fixed asset investments              (4)       (300)        (920)
Profit on disposal of
  fixed asset investments             268           45            9
Profit on disposal of
  fixed assets                          -            7           10
Profit on disposal of
  Businesses                            3            -           41

                                 --------     --------     --------
                                      267        (248)        (860)
                                 ========     ========     ========

5.    Tax on loss on ordinary activities

                               Six months   Six months
                                       to           to    Year ended
                                  30 Sept      30 Sept      31 March
                                     2002         2001          2002
                                       #m           #m            #m
United Kingdom
Corporation tax charge at 30%         120          144           187
                                 --------     --------      --------

Overseas corporation tax
Current tax:
  Current year                        996          772           857
  Prior year                            -        (173)         (322)
                                 --------     --------      --------
                                      996          599           535
                                 --------     --------      --------

Total current tax                   1,116          743           722

Deferred tax - origination
  of and reversal of
  timing differences                  486          354         1,489
                                 --------     --------      --------

Tax on loss on ordinary
  activities                        1,602        1,097         2,211

Tax on exceptional items                -         (11)          (71)

                                 --------     --------      --------
Total tax charge                    1,602        1,086         2,140
                                 ========     ========      ========


Parent and subsidiary
  undertakings                      1,428          940         1,925
Share of associated
  undertakings and joint
  ventures                            174          146           215
                                 --------     --------      --------
                                    1,602        1,086         2,140
                                 ========     ========      ========


6.    Earnings per share

                               Six months   Six months
                                       to           to   Year ended
                                  30 Sept      30 Sept     31 March
                                     2002         2001         2002
                                       #m           #m           #m

Loss for basic loss per share     (4,336)      (9,735)     (16,155)

Amortisation of goodwill            6,837        6,697       13,470
Exceptional operating
  items                                 -        4,515        5,408
Exceptional non-operating
  items                             (267)          248          860
Tax on exceptional items                -         (11)         (71)
Share of exceptional items
  attributable to
  minority interests                     -         (12)         (14)

                                 --------     --------     --------
Earnings for adjusted
  earnings per share                2,234        1,702        3,498
                                 ========     ========     ========

Weighted average number
  of shares (millions):
Basic and adjusted                 68,152       67,776       67,961
Diluted                            67,690       67,543       67,715

7. Reconciliation of operating loss to net cash inflow from operating activities

                               Six months   Six months
                                       to           to   Year ended
                                  30 Sept      30 Sept     31 March
                                     2002         2001         2002
                                       #m           #m           #m

Operating loss                    (2,163)      (7,089)     (10,377)
Exceptional items                       -        4,000        4,486
Depreciation                        1,892        1,053        2,880
Amortisation of goodwill                         5,335       10,962
                                    5,767
Amortisation of other
  intangible fixed assets              23           19           34
Loss on disposal of tangible
  fixed assets                         47            -           46

                                 --------     --------     --------
Group EBITDA (note 1)               5,566        3,318        8,031

Working capital movements             116          322           98

Payments in respect of
  exceptional items                   (6)            -         (27)

                                 --------     --------     --------
Net cash inflow from
  operating activities              5,676        3,640        8,102
                                 ========     ========     ========

(1)Group EBITDA is not a measure recognised under UK GAAP but is presented in order to highlight operational performance of the Group.

8. Analysis of net debt

                                                  Other
                                               non-cash
                           At 1               changes &       At 30
                          April                exchange   September
                           2002   Cash flow   movements        2002
                             #m          #m          #m          #m

Liquid resources          1,789       1,108       (202)       2,695
                       --------    --------    --------    --------

Cash at bank and
  in hand                    80          35           2         117

                       --------    --------    --------    --------
                             80          35           2         117
                       --------    --------    --------    --------

Debt due within
  one year
 (other than bank
  overdrafts)           (1,219)         231       (747)     (1,735)
Debt due after
  one year             (12,317)          58         799    (11,460)
Finance leases            (367)          55         (2)       (314)

                       --------    --------    --------    --------
                       (13,903)         344          50    (13,509)
                       --------    --------    --------    --------

Net debt               (12,034)       1,487       (150)    (10,697)
                       ========    ========    ========    ========


Included within net debt are bond issues maturing as follows:
                                                                 #m

One year or less                                                132
More than one year but not more than two years                1,970
More than two years but not more than five years              3,277
More than five years                                          5,164

                                                           --------
                                                             10,543
                                                           ========


9. Summary of differences between UK and US GAAP

The interim results have been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), which differ in certain
significant   respects  from  US  Generally   Accepted   Accounting
Principles ("US GAAP"). A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc's Annual Report & Accounts and Form 20-F for the year ended 31 March 2002. The effects of these differing accounting principles are as follows:


                               Six months   Six months
                                       to           to   Year ended
                                  30 Sept      30 Sept     31 March
                                     2002         2001         2002
                                       #m           #m           #m
Revenues in accordance
  with UK GAAP                     14,898        8,906       22,845

Items decreasing revenues:
Non-consolidated subsidiaries     (2,101)      (2,182)      (4,162)
Deferral of connection
  revenues                          (831)        (155)      (1,044)

                                 --------     --------     --------
Revenues in accordance
  with US GAAP                     11,966        6,569       17,639
                                 ========     ========     ========


Net loss in accordance
  with UK GAAP                    (4,336)      (9,735)     (16,155)

Items (increasing)/decreasing
  net loss:
Goodwill and other
  intangibles amortisation        (2,985)      (6,280)      (9,719)
Deferral of connection
  income                                9         (20)         (15)
Capitalised interest                  237          203          387
Income taxes                        2,748        4,750        7,627
Minority interests                    190        1,020        1,308
Loss on disposal of business            -            -         (85)
Other                                (37)         (43)         (36)

                                 --------     --------     --------
Net loss in accordance
  with US GAAP                    (4,174)     (10,105)     (16,688)
                                 ========     ========     ========

US GAAP basic loss per
  ordinary share                  (6.12)p     (14.91)p     (24.56)p
                                 ========     ========     ========


Shareholders' equity in
  accordance with UK GAAP         125,912      138,445      130,573

Items increasing /
  (decreasing) shareholders'
  equity:
Goodwill and other
  intangibles - net of
  amortisation                     63,317       62,067       61,765
Deferral of connection
  income                             (91)        (105)        (100)
Capitalised interest                  989          568          752
Cumulative deferred
  income taxes                   (48,250)     (48,469)     (46,996)
Minority interests                (5,738)      (3,887)      (5,514)
Proposed dividends                    542          492          511
Other                               (532)        (103)        (104)

                                 --------     --------     --------
Shareholders' equity
  in accordance with
  US GAAP                         136,149      149,008      140,887
                                 ========     ========     ========


10.Proportionate financial information

                               Six months   Six months
                                       to           to   Year ended
                                  30 Sept      30 Sept     31 March
                                     2002         2001         2002
                                       #m           #m           #m
Proportionate turnover
Mobile telecommunications:
  Northern Europe                   3,565        3,133        6,516
  Central Europe                    2,585        2,343        4,694
  Southern Europe                   3,009        2,408        5,109

                                 --------     --------     --------
  Europe                            9,159        7,884       16,319
  Americas                          2,907        2,839        5,638
  Asia Pacific                      3,155        2,517        5,373
  Middle East and Africa              238          252          488

                                 --------     --------     --------
                                   15,459       13,492       27,818
Other operations:
  Europe                              380          381          821
  Asia Pacific                        678          453        1,160
                                 --------     --------     --------
                                   16,517       14,326       29,799
                                 ========     ========     ========

Reconciliation of proportionate turnover to statutory turnover

Proportionate turnover             16,517       14,326       29,799
Add back: minority share of
  turnover in subsidiary
  undertakings                       2,758        1,243        3,822
Deduct: turnover of joint
  ventures, associated
  undertakings and trade
  investments                      (4,377)      (6,663)     (10,776)
                                 --------     --------     --------
                                   14,898        8,906       22,845
                                 ========     ========     ========

Proportionate EBITDA
Mobile telecommunications:
  Northern Europe                   1,379        1,028        2,264
  Central Europe                    1,174        1,026        2,068
  Southern Europe                   1,313        1,049        2,131

                                 --------     --------     --------
  Europe                            3,866        3,103        6,463
  Americas                          1,010        1,000        1,907
  Asia Pacific                      1,042          567        1,321
  Middle East and Africa              109          108          211

                                 --------     --------     --------
                                    6,027        4,778        9,902
Other operations:
  Europe                              (2)         (32)          (8)
  Asia Pacific                        178           31          199

                                 --------     --------     --------
Proportionate EBITDA                6,203        4,777       10,093

Less: depreciation and
  amortisation,
  excluding goodwill              (2,096)      (1,648)      (3,693)
                                 --------     --------     --------
Proportionate total Group
  operating profit before
  goodwill amortisation
  and exceptional items              4,107        3,129        6,400
                                 ========     ========     ========

- Mobile telecommunications         4,151        3,321        6,688
- Other operations                   (44)        (192)        (288)


Reconciliation of proportionate EBITDA to statutory EBITDA

Proportionate EBITDA                6,203        4,777       10,093
Add back: minority share
  of EBITDA from
  subsidiary undertakings            1,028          507        1,333
Deduct: EBITDA of joint
  ventures, associated
  undertakings and trade
  investments                      (1,665)      (1,966)      (3,395)
                                 --------     --------     --------
                                    5,566        3,318        8,031
                                 ========     ========     ========


Other information
1)  Copies  of  the Group's Interim Report will be  sent  to  all
 shareholders.  Further  copies  will  be  available   from   the
 Company's registered office:

 The Courtyard
 2-4 London Road
 Newbury
 Berkshire  RG14 1JX
 England.

2)  This  report  will  also be available on the  Vodafone  Group
 Plc website: www.vodafone.com from 12  November 2002.


For further information contact:

Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Director of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel:  +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel:  +44 (0) 207 600 2288


Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives with respect to these items. In particular, forward-looking statements include statements with respect to Vodafone's expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live! and Vodafone Mobile Office; the ability to integrate our operations throughout the Group in the same format and on the same technical platform; the development and impact of new mobile technology, including the expected benefits of GPRS, 3G and other services and demand for such services; the completion of Vodafone's brand migration programme; growth in customers and usage, including improvements in customer mix; future performance, including turnover, ARPU, EBITDA, cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; mobile penetration rates; expectations with respect to long-term shareholder value growth; our ability to be the mobile market leader, overall market trends and other trend projections. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "could", "may", "should", "expects", "believes", "intends", "plans" or "targets". By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services, or slower customer growth or reduced customer retention; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors' performance will not meet the Group's requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group's ability to realise expected synergies and benefits associated with 3G technologies, the integration of our operations and those of recently acquired companies, the completion of the Group's brand migration programme and the consolidation of IT systems; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live! and Vodafone Mobile
Office on the Group's future revenues, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and Vodafone Mobile Office in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that new, unexpected strategic opportunities may arise in the next two to three years, the pursuit of which could be in the best interests of Vodafone's shareholders and that future acquisitions that we believe to be in the best interests of Vodafone's shareholders may have a negative short or medium-term impact on one or more of the measurements of our financial performance; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by the European Commission regulating rates the Group is permitted to charge; the
Group's ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; changes in exchange rates, including particularly the exchange rate of the pound to the euro, US dollar and the Japanese yen; the possibility that, in connection with the agreement to purchase BT and SBC's interests in Cegetel, Vivendi will pre-empt our offer on one or both stakes or will not comply with the Cegetel shareholders' agreement or delay its compliance or interpose obstacles thereby delaying significantly our ability to gain control of the management of Cegetel or influence its strategic or value generative decisions or otherwise limit the Group's ability to realise benefits of increased ownership, and that, in connection with the Group's offer to Vivendi for its stakes in Cegetel, Vivendi may decline the Group's offer; and the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under "Risk Factors" on pages 29 and 30 of Vodafone's Annual Report & Accounts and Form 20-F for the year ended 31 March 2002. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.





Vodafone Group Plc
Interim Results
For the six months ended 30 September 2002

PART 6



 APPENDIX 1 - VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES PROPORTIONATE NET CUSTOMERS - 1 APRIL 2002 TO 30 SEPTEMBER 2002

                                    QUARTER TO 30 JUNE 2002
               PERCENTAGE        AT        NET       STAKE      AT 30
COUNTRY         OWNERSHIP   1 APRIL   ADDITIONS    CHANGES  JUNE 2002
                 (note 1)      2002
                      (%)    (000s)     (000s)      (000s)     (000s)
NORTHERN
EUROPE
UK                  100.0    13,186      (177)           -     13,009
Ireland             100.0     1,704          -           -      1,704
Netherlands          70.0     2,289        (4)           -      2,285
Sweden               74.7       827         42           -        869
Others                        5,000         75           -      5,075
TOTAL                        23,006       (64)           -     22,942

CENTRAL
EUROPE
Germany             100.0    21,434       (90)           1     21,345
Hungary              68.3       330         49          49        428
Others                        1,567         62           -      1,629
TOTAL                        23,331         21          50     23,402

SOUTHERN
EUROPE
Greece               51.9     1,539         39           -      1,578
Italy                76.8    13,560        204           1     13,765
Malta                80.0       122          -           -        122
Portugal             61.4     1,445         24           -      1,469
Spain                93.8     7,241         90         172      7,503
Albania              76.4       130         36           -        166
Others                          438         32           -        470
TOTAL                        24,475        425         173     25,073

AMERICAS
United
States
(note 3)             44.3    13,081        324           -     13,405
Others                          689         71           -        760
TOTAL                        13,770        395           -     14,165

ASIA
PACIFIC
Japan                69.7     8,496        301           -      8,797
Australia           100.0     2,050         20          97      2,167
New Zealand         100.0     1,095         33           -      1,128
Others                        1,685        155         978      2,818
TOTAL                        13,326        509       1,075     14,910

MIDDLE EAST
AND AFRICA
Egypt                60.0     1,031         59           -      1,090
Others                        2,197         85           -      2,282
TOTAL                         3,228        144           -      3,372

GROUP TOTAL                 101,136      1,430       1,298    103,864


                              QUARTER TO 30 SEPTEMBER 2002
             PERCENTAGE    AT 30         NET     STAKE     AT 30
COUNTRY                     JUNE   ADDITIONS   CHANGES      SEPT PREPAID
              OWNERSHIP     2002              (note 2)      2002   (note
               (Note 1)                                               4)
                    (%)   (000s)      (000s)    (000s)    (000s)     (%)
NORTHERN
EUROPE
UK                100.0   13,009        (52)         -    12,957      59
Ireland           100.0    1,704           1         -     1,705      71
Netherlands        70.0    2,285           5         -     2,290      62
Sweden             74.7      869          34        45       948      30
Others                     5,075          60         6     5,141      52
TOTAL                     22,942          48        51    23,041      55

CENTRAL
EUROPE
Germany           100.0   21,345         411        54    21,810      55
Hungary            68.3      428          52         -       480      89
Others                     1,629          58         -     1,687      43
TOTAL                     23,402         521        54    23,977      52

SOUTHERN
EUROPE
Greece             51.9    1,578          37         -     1,615      72
Italy              76.8   13,765         260        38    14,063      91
Malta              80.0      122           2         -       124      92
Portugal           61.4    1,469           *         *         *       *
Spain              93.8    7,503         212         -     7,715      55
Albania            76.4      166          41         -       207      98
Others                       470           *         *         *       *
TOTAL                     25,073         625       348    26,046      78

AMERICAS
United
States
(note 3)           44.3   13,405         366       182    13,953       6
Others                       760         (9)         -       751      83
TOTAL                     14,165         357       182    14,704      11

ASIA
PACIFIC
Japan              69.7    8,797         234         -     9,031       5
Australia         100.0    2,167          99         -     2,266      42
New Zealand       100.0    1,128          28         -     1,156      77
Others                     2,818         185       709     3,712      56
TOTAL                     14,910         546       709    16,165      51

MIDDLE EAST
AND
AFRICA
Egypt              60.0    1,090          97         -     1,187      85
Others                     2,282         138         -     2,420      85
TOTAL                      3,372         235         -     3,607      85

GROUP TOTAL              103,864       2,332     1,344   107,540      52

1 All ownership percentages are stated as at 30 September 2002 and exclude options, warrants or other rights or obligations of the Vodafone Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.
2 Represents the acquisition of the remaining minority interests in Vodafone AG (formerly Mannesmann AG), stake increases in Vodafone Portugal from approximately 50.9% to 61.4% and Vodafone Sweden from approximately 71.1% to 74.7%, the acquisition of Price Communications Wireless by Verizon Wireless, the acquisition of eight mobile telecommunications companies in the PRC by China Mobile Hong Kong and subsequent stake dilution from approximately
3.4% to 3.3%.
3 The Group's proportionate customer base has been adjusted for Verizon Wireless's proportionate ownership of its customer base across all  its network interests of approximately 98.4% at 30 September
2002.   In  the absence of acquired interests, this proportionate
ownership will vary slightly from quarter to quarter dependent on the underlying mix of net additions across each of these networks.
4 Prepaid customer percentages are calculated on a venture basis.
* Listed subsidiary still to report.


 APPENDIX 2 - VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES
  CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 30 SEPTEMBER 2002

                               CONTROLLED ACTIVE             CONTROLLED
                                   (note 1)
COUNTRY                PREPAID     CONTRACT       TOTAL       INACTIVE
                         (%)          (%)          (%)          (%)
NORTHERN EUROPE
UK                       90           98           93            7
Ireland                 100           98           99            1
Netherlands              91           99           94            6
Sweden **                90           91           90           10
TOTAL                    91           97           94            6

CENTRAL EUROPE
Germany                  91           94           92            8
Hungary **               91           96           92            8
TOTAL                    91           94           92            8

SOUTHERN EUROPE
Greece                   72           92           78           22
Italy                    94           92           94            6
Malta                    95           98           95            5
Portugal                  *            *            *            *
Spain                    93           96           94            6
Albania (note 2)        N/A          N/A          N/A          N/A
TOTAL                    91           95           92            8

ASIA PACIFIC
Japan (note 2)          N/A          N/A           99            1
Australia                93           98           96            4
New Zealand              89          100           92            8
TOTAL                    91           98           98            2

MIDDLE EAST
AND AFRICA
Egypt **                 97          100           97            3
TOTAL                    97          100           97            3

CONTROLLED GROUP         91           95           94            6
TOTAL

     CONTROLLED INACTIVE CUSTOMER INFORMATION - HISTORY

                             CONTROLLED INACTIVE CUSTOMERS AS AT
COUNTRY                   SEPT        DEC     MARCH      JUNE       SEPT
                          2001       2001      2002      2002       2002
                           (%)        (%)       (%)       (%)        (%)
Germany                      9          9         9         8          8
Italy                        7          7         7         7          6
Japan                      N/A        N/A         1         1          1
United Kingdom            16**       16**        11         9          7
Controlled Total            10         10         8         7          6

1.Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by **).
2.No customer activity information is presently available in Albania. In Japan, customer activity information is only presently available on a total customer basis.
* Listed subsidiary still to report




 APPENDIX 3 - VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES
MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 30 SEPTEMBER 2002

Country             Jul     Aug    Sep    Oct    Nov    Dec    Jan    Feb
                    01      01     01     01     01     01     02     02

Germany   EUR      26.0    25.8   24.6   25.6   24.3   24.1   25.1   22.7
Italy     EUR      31.4    29.7   28.3   29.4   27.3   28.4   28.8   25.6
Japan     JPY     7,520   8,060  7,850  7,410  7,770  7,640  7,470  7,200
United
Kingdom   GBP      23.3    23.9   23.0   23.8   23.2   21.8   22.9   22.0

Country             Mar     Apr   May    Jun    Jul    Aug    Sep
                    02      02    02     02     02     02     02

Germany   EUR      25.4    25.2  26.5   26.5   27.9   27.7   26.8
Italy     EUR      29.6    27.9  29.4   28.9   31.9   28.6   29.0
Japan     JPY     7,630   7,310 7,400  7,160  7,670  7,410  7,180
United
Kingdom   GBP      23.8    22.9  24.6   22.7   24.9   24.7   24.9


  ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 30 SEPTEMBER 2002

                                            ARPU
                                          (note 1)
COUNTRY                           REGISTERED    REGISTERED   REGISTERED
                      CURRENCY     PREPAID       CONTRACT      TOTAL
NORTHERN EUROPE
UK                       GBP          121               536          282
Ireland                  EUR          319             1,071          532

CENTRAL EUROPE
Germany                  EUR          121               542          308
Hungary                  HUF       43,017           183,791       56,223

SOUTHERN EUROPE
Italy                    EUR          296               794          345
Malta                    MTL           89               909          156
Portugal                 EUR            *                 *            *
Spain                    EUR          148               643          374

ASIA PACIFIC
Japan                    JPY          N/A               N/A       89,193
Australia                AUD          321               874          669
New Zealand              NZD          301             1,840          652

MIDDLE EAST AND
AFRICA
Egypt                    EGP          708             2,941        1,001

                       ARPU - HISTORY

                       REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY                   SEPT       DEC      MARCH      JUNE      SEPT
           CURRENCY       2001      2001       2002      2002      2002

Germany      EUR           317       303        298       302       308
Italy        EUR           345       345        345       345       345
Japan        JPY           N/A    93,550     91,903    90,302    89,193
UK           GBP           286       278        276       278       282

1 ARPU is calculated as total revenues excluding handset revenues and connection fees divided by the weighted average number of customers during the period.

* Listed subsidiary still to report




 APPENDIX 4 - VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES
   NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONA
TE BASIS
                    12 MONTHS TO                 SEPTEMBER 2002
                 30 SEPTEMBER 2002                (MONTH ONLY)
COUNTRY     MESSAGING  INTERNET    TOTAL   MESSAGING   INTERNET   TOTAL
                 DATA      DATA     DATA        DATA       DATA    DATA
NORTHERN
EUROPE
UK              12.2%      1.0%    13.2%       12.7%       1.1%   13.8%
Others           8.0%      0.4%     8.4%        8.8%       0.6%    9.4%
TOTAL           10.4%      0.7%    11.1%       11.0%       0.9%   11.9%

CENTRAL
EUROPE
Germany         14.7%      0.7%    15.4%       15.4%       0.8%   16.2%
Others           7.3%      0.6%     7.9%        7.6%       0.9%    8.5%
TOTAL           13.7%      0.6%    14.3%       14.4%       0.8%   15.2%

SOUTHERN
EUROPE
Italy            9.8%      0.3%    10.1%       10.0%       0.4%   10.4%
Others           8.2%      0.1%     8.3%        9.0%       0.3%    9.3%
TOTAL            9.1%      0.2%     9.3%        9.5%       0.3%    9.8%

AMERICAS
United
States           0.2%      0.6%     0.8%        0.3%       0.7%    1.0%
Others              -         -        -           -          -       -
TOTAL            0.2%      0.6%     0.8%        0.3%       0.7%    1.0%

ASIA
PACIFIC
Japan            6.7%     11.4%    18.1%        7.4%      12.8%   20.2%
Others           7.3%      0.3%     7.6%        8.1%       0.4%    8.5%
TOTAL            6.8%      9.2%    16.0%        7.5%      10.2%   17.7%

MIDDLE EAST
AND AFRICA       3.5%         -     3.5%        3.3%          -    3.3%

PROPORTIONA
TE               8.0%      2.1%    10.1%        8.6%       2.4%   11.0%
GROUP TOTAL
STATUTORY
BASIS

CONTROLLED
GROUP TOTAL     10.0%      3.2%    13.2%       10.7%       3.6%   14.3%


NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES - HISTORY

                                     12 MONTHS TO
COUNTRY          SEP 2001   DEC 2001    MAR 2002    JUN 2002    SEP 2002
Germany             14.2%      14.3%       14.4%       14.8%       15.4%
Italy                7.1%       7.9%        8.7%        9.4%       10.1%
Japan               11.4%      13.4%       15.1%       16.6%       18.1%
UK                   8.9%      10.1%       11.8%       12.6%       13.2%
Proportionate
Total                7.2%       8.0%        8.7%        9.5%       10.1%
Statutory
Total                9.3%      10.2%       11.1%       12.1%       13.2%

                                      MONTH ONLY
COUNTRY          SEP 2001   DEC 2001    MAR 2002    JUN 2002    SEP 2002
Germany             14.1%      14.6%       15.2%       15.6%       16.2%
Italy                8.6%      10.7%        9.8%       10.4%       10.4%
Japan               14.5%      16.0%       19.8%       19.9%       20.2%
UK                  11.3%      12.7%       13.4%       14.3%       13.8%
Proportionate
Total                8.8%       9.7%       10.3%       10.9%       10.9%
Statutory
Total               10.4%      12.7%       13.5%       14.0%       14.3%




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 VODAFONE GROUP
                                                 PUBLIC LIMITED COMPANY
                                                 (Registrant)



                                                 By:/s/ S R SCOTT
						 Name: Stephen R Scott
						 Title: Company Secretary







Date 12 November 2002